CONTENTS [GRAPHIC OMITTED]

           Management Report......................................  2
           Report of the Board of Management...................... 24
           Auditor's Report....................................... 25
           Consolidated Statements of Operations.................. 26
           Consolidated Balance Sheets............................ 27
           Consolidated Statements of Shareholders' Equity.........28
           Consolidated Statements of Cash Flows.................. 29
           Notes to Consolidated Financial Statements..............31
           Report of the Supervisory Board........................ 78
           The Supervisory Board.................................. 82
           The Board of Management................................ 84
           Five-Year Summary of Financial Data.................... 85

MANAGEMENT REPORT [GRAPHIC OMITTED]

Management's Discussion and Analysis
of Financial Condition and Results of Operations

      You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

Introduction

      On October 22, 1999, the effective date of the demerger, Celanese became an independent company. Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst as part of Hoechst's realignment as a life sciences company. Prior to the effective date of the demerger, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymer and several other industrial businesses. Hoechst distributed all the outstanding shares of Celanese to existing Hoechst shareholders at a rate of one Celanese share for every ten Hoechst shares outstanding. In connection with the demerger and pursuant to the demerger agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities (including contractual rights and obligations related to other current and former Hoechst businesses) of the demerged businesses.

      The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See "Discontinued Operations". The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the Consolidated Financial Statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods. Some costs have been reflected in the Consolidated Financial Statements which are not necessarily indicative of the costs that Celanese would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs include allocated Hoechst corporate overhead, interest expense and income taxes. Prior to the effective date of the demerger, the businesses and activities demerged to Celanese were not managed as a single strategic business entity. These businesses and activities were operated by separate management teams which coordinated with strategic management at the Hoechst holding company level. Subsequent to the effective date of the demerger, Celanese has been managed as a single strategic entity.

      Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currencies and established fixed conversion rates between their existing sovereign currency and the euro. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per (euro)1.00. Accordingly, the Consolidated Financial Statements for all periods prior to December 31, 1998 depict the trends that would have been presented had they been using the Deutsche Mark. Because the consolidated financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euro. See Note 1 to the Consolidated Financial Statements. Since January 1, 1999, Celanese's financial statements have been prepared in euro and are no longer restated from Deutsche Mark into euro.

Condensed Consolidated Statements of Operations

in (euro) millions                                             1999        1998
===============================================================================
  Net sales                                                   4,318       4,344
  Cost of sales                                              (3,621)     (3,454)
-------------------------------------------------------------------------------
Gross profit                                                    697         890
  Selling, general & administrative expense                    (570)       (535)
  Research & development expense                                (79)       (101)
  Special charges                                              (559)       (100)
  Other operating income(expense) (1)                           (10)         14
-------------------------------------------------------------------------------
Operating profit (loss)                                        (521)        168
  Equity in net earnings of affiliates                            7          11
  Interest expense                                             (111)       (133)
  Interest & other income, net                                   33          47
-------------------------------------------------------------------------------
Earnings (loss) before taxes
  from continuing operations                                   (592)         93
  Income tax benefit (expense)                                   83        (109)
  Minority interests                                              7         (40)
-------------------------------------------------------------------------------
(Loss) from continuing operations                              (502)        (56)
  Earnings from discontinued operations, net                    310          12
  Extraordinary expense, net                                    (15)          -
-------------------------------------------------------------------------------
Net (loss)                                                     (207)        (44)

Supplementary financial data:
Total assets                                                  7,527       7,358
Net financial debt (2)                                          570       1,479
===============================================================================

(1) Other operating income (expense) represents foreign exchange losses and gain on disposition of assets
(2)   Total debt less cash and cash equivalents

MANAGEMENT REPORT [GRAPHIC OMITTED]

Selected segment data

      The following table presents the segment results for Celanese's continuing operations for 1999 and 1998. Earnings before interest, taxes, depreciation, and amortization (EBITDA), excluding special charges, is, believed by management to be a useful measure for evaluating the operating performance of Celanese's businesses as it eliminates the effect of depreciation and amortization of tangible and intangible assets, most of which were from acquisitions accounted for under the purchase method of accounting, as well as the effects of special charges, which unusually affect the operating results. However, EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating earnings, net earnings, cash flows, and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities primarily because it does not consider changes in assets and liabilities from period to period, and it does not include cash flows for interest and taxes.

                                                              Year Ended December 31,
                                                         1999                          1998
in (euro) millions, except percentages         Total (1)   % of Segment      Total (1)   % of Segment
=====================================================================================================
Net Sales (2)
  Acetyl Products                                  1,561             36          1,518             34
  Chemical Intermediates                             884             20            920             21
  Acetate Products                                   739             17            839             19
  Ticona                                             788             18            750             17
  Performance Products                               397              9            407              9
-----------------------------------------------------------------------------------------------------
Segment Total                                      4,369            100          4,434            100
Other Activities                                      60                            60
Intersegment Eliminations                           (111)                         (150)
-----------------------------------------------------------------------------------------------------
Total Net Sales                                    4,318                         4,344
=====================================================================================================

EBITDA Excluding Special Charges (3)
  Acetyl Products                                     89             21            246             36
  Chemical Intermediates                              84             19            111             16
  Acetate Products                                    95             22            154             23
  Ticona                                             123             28            115             17
  Performance Products                                42             10             52              8
-----------------------------------------------------------------------------------------------------
Segment Total                                        433            100            678            100
Other Activities                                     (56)                          (98)
-----------------------------------------------------------------------------------------------------
Total EBITDA Excluding Special Charges               377                           580
=====================================================================================================

Operating Profit (Loss) (2)
  Acetyl Products                                    (65)            19            152             45
  Chemical Intermediates                             (47)            13             54             16
  Acetate Products                                   (46)            13             94             28
  Ticona                                             (96)            28             53             15
  Performance Products                               (93)            27            (12)            (4)
-----------------------------------------------------------------------------------------------------
Segment Total                                       (347)           100            341            100
Other Activities                                    (174)                         (173)
-----------------------------------------------------------------------------------------------------
Total Operating Profit (Loss)                       (521)                          168
=====================================================================================================

(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(2)   Derived from the accompanying audited Consolidated Financial Statements.
(3) For a further discussion of special charges, see "Results of Operations - 1999 Compared with 1998 - Special Charges"

Overview

      For a description of factors affecting Celanese's financial performance, see "Risks" contained in the sections below.

      Net sales declined 1% to (euro)4,318 million in 1999 as compared to
(euro)4,344 million in 1998 primarily as a result of lower selling prices which were partially offset by favorable currency movements and slightly higher volumes. Lower selling prices were experienced in all segments due largely to industry overcapacity in most segments. Favorable currency movements were primarily due to the strengthening of the U.S. dollar versus the euro. Volume increases were reported in the Acetyl Products, Ticona and Performance Products segments, while Acetate Products and Chemical Intermediates experienced volume declines.

      EBITDA, excluding special charges, totaled (euro)377 million in 1999 compared to (euro)580 million in 1998. Acetyl Products decreased mainly due to higher raw material costs. Chemical Intermediates and Acetate Products decreased primarily as a result of lower volumes and prices as well as higher raw material costs in Chemical Intermediates. Performance Products decreased primarily due to a decrease in sales of oriented polypropylene (OPP) films, partially offset by increased sales in food ingredients. Ticona's favorable development was mainly due to higher sales volumes, as raw material prices remained relatively stable.

      An operating loss of (euro)521 million was sustained in 1999 compared to an operating profit in 1998 of (euro)168 million. The principal cause for the operating loss was special charges of (euro)559 million incurred as a result of restructuring as well as other unusual expenses, primarily related to litigation incurred outside the ordinary course of business. In the Acetyl Products, Chemical Intermediates and Acetate Products segments, these charges were approximately (euro)191 million mainly consisting of restructuring charges relating to the shift of production capacity to other facilities in order to increase production efficiency and reduce administration overhead. Special charges in the Ticona segment amounted to (euro)154 million and related mainly to the plumbing cases (see Note 23 to the Consolidated Financial Statements). The Performance Products segment recorded special charges of (euro)99 million of which (euro)75 million arose from antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements) and the remainder is primarily attributable to restructuring expenses in the OPP films business related to the closure of a higher cost production facility. Pursuant to the demerger agreement, Hoechst has agreed to indemnify Celanese for 80% of any costs Celanese may incur for the antitrust actions in the sorbates industry. The remainder of the special charges primarily relate to environmental and other costs associated with previously divested entities of Hoechst ((euro)52 million) (see Note 24 to the Consolidated Financial Statements), demerger costs ((euro)28 million) as well as to restructuring charges related to the closure of two administrative facilities. The restructuring measures initiated in 1999 are expected to result in the elimination of approximately 2,000 positions upon completion.

MANAGEMENT REPORT [GRAPHIC OMITTED]

      The results of discontinued operations of (euro)310 million in 1999 include a net gain of (euro)298 million on the divestment of non-core businesses during the year and to other businesses to be sold in 2000. See "Discontinued Operations".

      Total assets increased mainly as a result of the strengthening of the U.S. dollar against the euro. During 1999, Celanese acquired the minority interests in Celanese Canada and a 50% interest in Korea Engineering Plastics Company Ltd. Net receivables due from Hoechst of (euro)706 million were collected, mostly in the fourth quarter. Divestitures generated liquidity exceeding (euro)900 million. Cash and cash equivalents increased significantly due to proceeds from divestitures late in the fourth quarter.

      Net financial debt decreased significantly, as the majority of the divestiture proceeds and the receivables collected from Hoechst were used to repay debt.

Results of Operations
1999 Compared with 1998

Net Sales

      Acetyl Products - Net sales for the Acetyl Products segment increased by 3% to (euro)1,561 million in 1999 from (euro)1,518 million in 1998 as a result of volume increases (5%) and favorable currency movements (3%) which were partially offset by lower selling prices (5%). The year was characterized by a very difficult pricing environment. Despite average cost increases of 10% for natural gas and 32% for ethylene, selling prices for this segment actually declined. For example, average selling prices for two key products, acetic acid and vinyl acetate, were down 15% and 5%, respectively. Excess industry capacity made it difficult to pass on higher costs to customers, and it was necessary to reduce selling prices in order to maintain market positions. The typical time lag between changes in both raw material costs and product selling prices has been extended by the severe competitive situation in the industry.

      Chemical Intermediates - Net sales for the Chemical Intermediates segment decreased by 4% to (euro)884 million in 1999 from (euro)920 million in 1998. Excluding the receipt in 1999 of a license fee of (euro)13 million related to an acrylates project in Germany, net sales decreased by 5% primarily as a result of price decreases (6%) and volume decreases (2%), which were partially offset by favorable currency movements (3%). Prices throughout the segment declined. For example, prices decreased for butanol (7%), butyl acrylate (12%), acrylic acid (12%) and 2-ethyl-hexanol (3%). The decline in sales prices reflects the adverse effects of global industry capacity outpacing market growth. Higher butyl acrylate volumes reflected additional capacity at the Clear Lake plant while lower butanol volumes reflected production difficulties at both the Bay City and Oberhausen plants in the first half of 1999. The principal currency movement favorably affecting net sales was the appreciation of the U.S. dollar against the euro.

      Acetate Products - Net sales for the Acetate Products segment decreased by 12% to (euro)739 million in 1999 from (euro)839 million in 1998 as a result of volume decreases (12%) and price decreases (4%), which were partially offset by favorable currency movements (4%). Acetate tow sales volumes were lower as compared to 1998 due to continuing competitive pressure, and pricing continued to suffer due to industry overcapacity. Cellulose acetate filament experienced a sharp decline in volumes and weaker pricing as a result of declines in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. In response to the difficult market conditions, Celanese has announced plans to reduce capacity in acetate filament by 39,000 tons over the next two years.

      Ticona - Net sales for the Ticona segment increased by 5% to (euro)788 million in 1999 from (euro)750 million in 1998 as a result of higher volumes (6%) and favorable currency movements (3%), which were partly offset by price erosion (4%). The higher volumes were mainly a result of higher demand for new applications in the automotive and telecommunication industries. The price declines were mainly attributable to pricing pressure in standard grade products, particularly in Europe. However, in the fourth quarter of 1999, the European trend began to improve as price increases were announced and partly implemented. The results of the fourth quarter were significantly above expectations due to unusually high demand resulting from the strong economy in the U.S. and Europe as well as pre-buying by customers ahead of an announced price increase.

      Performance Products - Net sales for the Performance Products segment decreased by 2% to (euro)397 million in 1999 from (euro)407 million in 1998. OPP film sales for 1999, which represented 71% of net sales in this segment, decreased by 7% primarily because of lower selling prices in most product lines resulting from worldwide overcapacity and the pass-through of lower raw material prices to customers. Food ingredients sales for 1999, which represented 29% of total segment net sales, increased by 11% because of higher volumes of the high intensity sweetener - Sunett (R)- in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett in liquid beverages. A volume increase in sorbates was offset by lower prices resulting from global overcapacity and pricing pressure from Japanese and Chinese competitors.

      Other Activities - Net sales of Other Activities were (euro)60 million in 1999 and 1998. Other Activities includes revenues associated with Celanese's captive insurance companies in addition to the research activities previously conducted by Hoechst Research & Technology in the U.S., as well as several service companies which do not have significant sales.

Cost of Sales and Other Operating Expenses

      Cost of Sales - Cost of sales increased by 5% to (euro)3,621 million in 1999 compared with (euro)3,454 million in 1998. Cost of sales as a percentage of sales increased to 84% in 1999 from 80% in 1998 which reflects generally higher raw material costs and lower selling prices. Apart from the effect of volume changes noted above, raw material price

MANAGEMENT REPORT [GRAPHIC OMITTED]

increases were experienced primarily in the Acetyl Products and Chemical Intermediates segments as raw material prices in the Ticona and Acetate Products segments remained relatively stable. Cost of sales in the Performance Products segment increased slightly due to higher volumes in food ingredients as volumes in OPP films remained relatively flat.

      Selling, General and Administrative Expense - Selling, general and administrative expense increased by 7% to (euro)570 million in 1999 from
(euro)535 million in 1998. Selling, general and administrative expense as a percentage of sales increased to 13% in 1999 from 12% in 1998. In 1999, Celanese received an insurance claim settlement of (euro)17 million for damages associated with an acrylic acid reactor as well as an (euro)18 million insurance settlement related to environmental claims, which were partially offset by additional goodwill amortization expense of (euro)30 million. The increase in goodwill amortization is directly related to the additional goodwill amortization resulting from Hoechst acquiring substantially all the minority interest in Grupo Celanese and subsequently contributing this interest to Celanese in December 1998 and Celanese acquiring the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining estimated life of the 1987 Celanese merger goodwill from 27 to 20 years. In 1998, Celanese received a settlement in connection with a patent infringement lawsuit of (euro)46 million. Excluding the effects of the items noted above, selling, general and administrative expense decreased to (euro)575 million in 1999 from (euro)581 million in 1998.

      Research and Development Expense - Research and development expense decreased by 22% to (euro)79 million in 1999 from (euro)101 million in 1998, principally as a result of the continuing impact of a strategic reorientation of research, according to which most research activity is now undertaken by the operating businesses themselves instead of by a separate research unit. This decision led to lower personnel and overall research and development expense from the former Hoechst Research & Technology in the United States, which did not have any expenses in 1999 as compared to (euro)39 million in 1998. Accordingly, the segments experienced increased costs in 1999 as compared to 1998 due to the assumption of some of the research activities previously performed by Hoechst Research & Technology in the United States. Research and development expense as a percentage of sales remained flat at 2% for both 1999 and 1998.

Special Charges

      The financial condition and results of operations of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring and other unusual expenses incurred outside the ordinary course of business. See Note 25 to the Consolidated Financial Statements.

      The restructuring measures for which provisions have been taken, in the periods presented, were undertaken to achieve cost efficiencies through rationalization and to optimize Celanese's portfolio. The restructuring is expected to benefit Celanese through reduction of its fixed cost base. Further restructuring provisions relating to the cost of employee terminations, the cost of facility closures and other restructuring costs may be incurred in the future, but their timing or extent cannot yet be quantified.

      In 1999, Celanese recorded special charges totaling (euro)559 million. This amount consists of non-restructuring special charges of (euro)341 million relating primarily to the plumbing cases ((euro)128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry ((euro)75 million; see Note 23 to the Consolidated Financial Statements), asset impairments ((euro)56 million), environmental and other costs associated with previously divested Hoechst entities ((euro)52 million) and demerger costs ((euro)28 million). The remaining amount of (euro)218 million relates to restructuring charges of which (euro)116 million represents personnel severance costs and (euro)102 million is associated with plant and office closures. The personnel severance costs are associated with the expected elimination of approximately 2,000 positions.

      The Acetyl Products segment recorded (euro)53 million of special charges primarily related to the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations. The Chemical Intermediates segment recorded special charges totaling (euro)57 million, of which (euro)40 million was related to an asset impairment charge associated with a European facility, as well as restructuring charges associated with general downsizing in the business. The Acetate Products segment recorded (euro)81 million of special charges, of which
(euro)66 million related primarily to restructuring charges associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico as well as severance costs associated with downsizing across the business. The remainder is related to an asset impairment charge in acetate filament. Ticona recorded (euro)154 million of special charges of which (euro)128 million was related to the plumbing cases (see Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with employee severance costs. The Performance Products segment recorded (euro)99 million of special charges, of which (euro)75 million related to antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with the closure of an OPP films unit in the United Kingdom.

      Other Activities recorded (euro)115 million of special charges, of which
(euro)52 million related to environmental and other costs associated with previously divested entities of Hoechst and (euro)28 million to demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and Canada as well as final closure costs related to Hoechst Research & Technology in the United States.

      Annual cost savings from all of the 1999 restructuring initiatives are estimated to be in excess of (euro)130 million upon completion.

      In 1998, Celanese recorded special charges totaling (euro)100 million. This amount consists of restructuring charges ((euro)73 million) and antitrust actions in the sorbates

MANAGEMENT REPORT [GRAPHIC OMITTED]

industry ((euro)27 million). The restructuring charges related primarily to personnel severance costs ((euro)34 million) and other plant and office closure costs ((euro)39 million). The Acetyl Products segment recorded (euro)9 million of special charges associated with the closure of an acetic acid unit in Europe. The Chemical Intermediates segment recorded (euro)1 million of personnel severance costs associated with a plant in Germany. The Acetate Products segment recorded (euro)6 million of severance costs associated with downsizing across the business. The Performance Products segment recorded (euro)3 million associated with the shutdown of an OPP production line in the United Kingdom. Other Activities recorded (euro)54 million of special charges primarily related to the discontinuation of Hoechst Research & Technology in the U.S. ((euro)21 million) as well as the shutdown of the former U.S. corporate headquarters ((euro)29 million). Annual cost savings from the 1998 restructuring are estimated to be approximately (euro)24 million upon completion of these initiatives.

      Other Operating Income (Expense) - Other operating income (expense) decreased to a loss of (euro)10 million in 1999 from income of (euro)14 million in 1998. This change is primarily attributable to lower gains on the disposition of assets ((euro)16 million), primarily related to the sale of facilities in the United States, and increased losses on foreign exchange transactions of (euro)8 million. The loss on foreign exchange transactions is primarily due to an increase in net U.S. dollar-denominated assets in Mexico compounded by the appreciation of the peso against the U.S. dollar for the affected period.

Operating Profit and EBITDA, excluding Special Charges

      Acetyl Products - Operating profit for the Acetyl Products segment declined to an operating loss of (euro)65 million in 1999 from an operating profit of (euro)152 million in 1998. Operating profit in 1999 was negatively affected by (euro)53 million of special charges together with an increase in amortization of goodwill and incremental depreciation of (euro)16 million resulting primarily from the acquisitions of the minority interests in Grupo Celanese and Celanese Canada. EBITDA, excluding special charges, decreased to
(euro)89 million in 1999 as compared to (euro)246 million in 1998, primarily as a result of price declines and raw material price increases, which were slightly offset by cost reduction efforts. In addition, 1998 was positively affected by a (euro)46 million settlement of a patent infringement lawsuit.

      Chemical Intermediates - Operating profit for the Chemical Intermediates segment decreased to an operating loss of (euro)47 million in 1999 from an operating profit of (euro)54 million in 1998. In 1999, the Chemical Intermediates segment was negatively affected by special charges of (euro)57 million, primarily related to an asset impairment, compounded by an increase in goodwill amortization and incremental depreciation of (euro)18 million resulting primarily from the acquisitions of the minority interests of Grupo Celanese and Celanese Canada. In addition, the effects of a full year of depreciation, related to the acrylates expansion at Clear Lake and the butanol expansion at Bay City, further affected operating results. EBITDA, excluding special charges, of (euro)84 million in 1999 as compared to (euro)111 million in 1998 decreased primarily as a result of price and volume changes, compounded by higher propylene costs, which increased by approximately 7%. These factors were partially offset by the receipt in 1999 of an insurance claim settlement of (euro)17 million for damages associated with an acrylic acid reactor as well as a (euro)13 million license fee associated with the successful start up of an acrylates project in Germany.

      Acetate Products - Operating profit for the Acetate Products segment declined to an operating loss of (euro)46 million in 1999 from an operating profit of (euro)94 million in 1998. The Acetate Products segment was negatively affected in 1999 by special charges of (euro)81 million, compounded by an increase in amortization of goodwill and incremental depreciation of (euro)6 million resulting primarily from the acquisition of the minority interests in Grupo Celanese and Celanese Canada. EBITDA, excluding special charges, of
(euro)95 million in 1999 as compared to (euro)154 million in 1998 decreased primarily as a result of the price and volume declines discussed above, offset in part by cost reduction efforts at all locations.

      Ticona - Ticona's operating profit declined to an operating loss of
(euro)96 million in 1999 from an operating profit of (euro)53 million in 1998. The Ticona segment was negatively affected in 1999 by (euro)154 million of special charges which mainly reflected a charge of (euro)128 million relating to the plumbing cases (see Note 23 to the Consolidated Financial Statements). The year was also negatively affected by restructuring charges. EBITDA, excluding special charges, of (euro)123 million in 1999 as compared to (euro)115 million in 1998, increased primarily as a result of higher volumes as raw material pricing remained relatively stable.

      Performance Products - Operating profit of the Performance Products segment decreased to an operating loss of (euro)93 million in 1999 as compared to an operating loss of (euro)12 million in 1998. The Performance Products segment was negatively affected by special charges of (euro)99 million in 1999 as compared to (euro)30 million in 1998. The majority of these special charges are related to antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements), of which (euro)75 million was recorded in 1999 as compared to (euro)27 million in 1998. The remainder of these special charges related to restructuring. EBITDA, excluding special charges, decreased to (euro)42 million in 1999 compared to (euro)52 million in 1998. The lower results in the OPP films business was mainly a result of depressed sales prices for all products and increased expenses associated with the expansion of the Mexican OPP facility. Improved results in the food ingredients business were mainly due to higher gross profit in the high intensity sweetener product line resulting from increased volumes reinforced by the positive effects of cost reduction efforts.

      Other Activities - Operating profit of Other Activities declined slightly to an operating loss of (euro)174 million in 1999 from an operating loss of
(euro)173 million in 1998. Other Activities was negatively affected by special charges in 1999 of (euro)115 million, including demerger costs and environmental and other costs associated with previously divested entities of Hoechst as discussed above. This compares with (euro)54 million of special charges in 1998. EBITDA, excluding special charges, improved to a loss of (euro)56 million in 1999

MANAGEMENT REPORT [GRAPHIC OMITTED]

as compared to a loss of (euro)98 million in 1998. The lower loss is principally attributable to a reduction of the costs associated with the discontinuation of Hoechst Research & Technology in the U.S. and to the receipt of an (euro)18 million insurance settlement related to environmental claims.

Equity in Net Earnings of Affiliates

      Equity in net earnings of affiliates decreased to (euro)7 million in 1999 from (euro)11 million in 1998. This decrease was mainly attributable to a reduction in earnings of InfraServ Hoechst, in which Celanese owns a 27% interest. Earnings in Polyplastics and the other equity investments remained relatively flat.

Interest Expense

      Interest expense decreased by 17% to (euro)111 million in 1999 from
(euro)133 million in 1998. This decrease was mainly a result of lower net average debt outstanding during 1999 compared to 1998, significantly affected by a debt reduction in the fourth quarter of 1999. This was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro as the majority of Celanese's debt is denominated in U.S. dollars.

Interest and Other Income, Net

      Interest and other income, net decreased to (euro)33 million in 1999 from
(euro)47 million in 1998. Interest and other income was mainly generated from interest and dividend income earned by Celanese's captive insurance subsidiaries. Additionally, transaction gains and losses were recorded relating to intercompany foreign currency transactions.

Income Taxes

      Income taxes was a benefit of (euro)83 million in 1999 as compared to an expense of (euro)109 million in 1998. The effective tax rate was 117% in 1998 as compared to 14% in 1999. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

      The net deferred tax asset at December 31, 1999 and 1998 totaled (euro)271 million and (euro)184 million, respectively. At December 31, 1999, the significant sources of the net deferred tax asset were the cumulative net temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes representing future net income tax deductions.

      These temporary differences relate to obligations for postretirement benefits, reserves for the plumbing cases, environmental, restructuring and other matters. The tax effects of these temporary differences are shown in Note 12 to the Consolidated Financial Statements. Management believes that Celanese will have future taxable income to make it more likely than not that the net deferred tax asset will be realized.

Minority Interests

      Earnings attributable to minority interests increased to income of (euro)7 million in 1999 from expense of (euro)40 million in 1998. This increase was principally attributable to net losses incurred in Celanese Canada in 1999. In September 1999, Celanese acquired all the remaining interest of Celanese Canada, thereby giving Celanese 100% ownership of Celanese Canada. In addition, Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese in December 1998.

Discontinued Operations

      In 1999, Celanese completed the sales of a number of its non-core businesses, including its interest in Copley Pharmaceuticals Inc., its Ethylene Oxide/Ethylene Glycol business, its U.S. and Japanese separation products business, Celgard, its polyester fiber and bottle resin business in Millhaven, Ontario, Canada and its interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures.

      Celanese received gross proceeds of (euro)1,001 million from the sales of these discontinued operations, which led to a net cash inflow of (euro)913 million in 1999. As a result of these sales, Celanese recognized a net gain, net of taxes, of (euro)452 million on disposals of discontinued operations in the Consolidated Statements of Operations and recorded (euro)14 million in earnings from operations of discontinued operations relating to these divested businesses in 1999 (see Note 5 to the Consolidated Financial Statements).

      As part of its strategy to optimize its portfolio, Celanese continues to evaluate its businesses. In January 2000, Celanese sold its phosphorus and phosphorus derivatives business and expects to divest its remaining interests in inorganic chemicals, including Vinnolit and Vintron, in 2000. Letters of intent for the sale of these businesses were signed with Advent International Corporation during February 2000 with respect to Vinnolit and Vintron. In 1999, Celanese recorded a loss of (euro)154 million, of which Vintron represents
(euro) 138 million for the expected loss associated with these transactions in gain on disposal of discontinued operations and a loss of (euro)2 million in earnings from operations of discontinued operations relating to these additional discontinued operations.

      Earnings from discontinued operations, net of tax, in 1999 of (euro)310 million consists of the net gain associated with the sales discussed above of
(euro)452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of (euro)154 million and the earnings from operations of discontinued operations of (euro)12 million.

MANAGEMENT REPORT [GRAPHIC OMITTED]

      The following table summarizes the results of the discontinued operations for the years ended December 31, 1999 and 1998.

                                                                                     Operating           Equity in Net
                                                                Sales              Profit (Loss)    Earnings of Affiliates
in (euro) millions, Year Ended December 31,                1999       1998       1999        1998       1999       1998
==========================================================================================================================
Discontinued operations of Performance Products              54         50         10           6         --         --
Discontinued operations of Other Activities                 649        765        (38)          9         --         --
Discontinued operations of Equity Investments                --         --         --          --         36          9
--------------------------------------------------------------------------------------------------------------------------
Total Discontinued Operations                               703        815        (28)         15         36          9
==========================================================================================================================

Extraordinary Item

      Celanese incurred extraordinary expenses of (euro)15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps. No extraordinary expense was incurred in 1998.

Net Loss

      As a result of the factors mentioned above, the net loss of Celanese increased by (euro)163 million to (euro)207 million in 1999 from (euro)44 million in 1998.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

      Net cash provided by operating activities decreased to (euro)183 million in 1999 compared to (euro)330 million in 1998. The decrease is primarily attributable to the weaker operating results in 1999. The special charges recorded in 1999 include (euro)102 million of non cash items and cash items amounting to (euro)457 million of which only a small amount was paid out during 1999. The changes in operating assets and liabilities also affected cash flow. An increase in receivables due from reinsurance companies was offset by a corresponding increase in loss reserves by Celanese's captive insurance companies. Inventories decreased and trade receivables increased. Income tax payables decreased due to payments made for previous periods. Income tax liabilities did not increase as a result of lower taxable income in 1999.

      For the year 2000, it is expected that nearly all of the remaining cash items of the special charges will be paid, which will lead to respective cash outflows.

Net Cash Provided by/(Used in) Investing Activities

      Net cash provided by/(used in) investing activities increased by (euro)554 million to a net cash inflow of (euro)257 million in 1999 from a use of cash of
(euro)297 million in 1998.

      Net cash provided by investing activities in 1999 was positively affected by significant cash proceeds from the sale of discontinued businesses amounting to (euro)913 million (see Note 5 to the Consolidated Financial Statements). This inflow was partially offset by the acquisition of the minority interest in Celanese Canada as well as the acquisition of a 50% interest in Korea Engineering Plastics Company Ltd., amounting to (euro)397 million.

      Capital expenditures on property, plant & equipment decreased to (euro)262 million in 1999, compared to (euro)345 million in 1998. This decrease was reflected in all segments, except for the Acetyl Products segment due to the acetic acid and acetate esters expansions in Singapore.

Net Cash Used in Financing Activities

      Net cash used in financing activities increased by (euro)27 million to
(euro)72 million in 1999 from (euro)45 million in 1998.

      The net cash flow from financing activities in 1999 was significantly affected by the collection of demerged receivables and other financing receivables from Hoechst amounting to (euro)706 million. The majority of this cash inflow, as well as the cash inflows from the divestiture program amounting to (euro)913 million, were used to repay debt in the fourth quarter of 1999. The debt level peaked in the third quarter, primarily as a result of the financing of the acquisition of the minority interests in Celanese Canada. Amounts which could not be used to repay debt increased the cash balance to (euro)378 million. In connection with the refinancing of certain portions of external debt, triggered by the demerger, early extinguishment charges amounting to (euro)15 million, net of tax, were reported as extraordinary expense.

      In 1998, net cash used in financing activities of (euro)45 million was a result of payments to reduce debt of (euro)381 million, offset by contributions of (euro)336 million received from Hoechst.

Short-Term and Long-Term Borrowings

      Celanese's combined debt primarily consists of commercial paper, bank loans, notes with affiliates, term notes, and pollution control and industrial revenue bonds. Celanese had a U.S. $700 million ((euro)697 million) commercial paper program at December 31, 1999. At December 31, 1999, there were no borrowings against the commercial paper program. Celanese maintains committed revolving credit lines and term loans with several banks aggregating (euro)2,041 million; the aggregate unused part thereof amounts to

MANAGEMENT REPORT [GRAPHIC OMITTED]

(euro)1,752 million, of which U.S. $700 million ((euro)697 million) are used as credit backup for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to (euro)109 million at December 31, 1999 and
(euro)231 million at December 31, 1998. The loans are principally denominated in U.S. dollars, euro, South African rand, and British pound sterling. In connection with the demerger, Celanese incurred refinancing costs and other fees associated with the refinancing of third party debt. Total debt decreased to
(euro)948 million at December 31, 1999 from (euro)1,479 million at December 31, 1998. This decrease is primarily attributable to the repayment of long-term debt from the proceeds of the recent divestitures and the collection of receivables from Hoechst.

Total Shareholders' Equity

      Prior to the effective date of the demerger, combined equity represented Celanese's historical equity in the businesses and activities which were demerged to form Celanese. (see Note 4 to the Consolidated Financial Statements) At December 31, 1999, shareholders' equity amounted to (euro)2,866 million, compared to (euro)2,736 million at December 31, 1998. The increase was primarily attributable to the positive impact of foreign currency translations.

Environmental Matters

      In 1999, Celanese's worldwide expenditures, including expenditures for third party and divested sites, for compliance with environmental regulations and internal company initiatives totaled (euro)116 million, of which (euro)14 million was for capital projects. In 2000, total annual environmental expenditures are expected to be approximately (euro)122 million, of which
(euro)16 million is for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2000, management believes that the current spending trends will continue.

      The total environmental costs charged to operations for remediation efforts amounted to (euro)77 million in 1999 and (euro)94 million in 1998. The
(euro)94 million recorded in 1998 is net of (euro)56 million, as a result of discounting future outlays for fixed period remediation projects using a 6% discount rate.

Market Risk

      The information provided below contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of Celanese's exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

Derivative Financial Instruments

      Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates and interest rates. Celanese has in place policies of hedging against changes in currency exchange rates and interest rates as described below.

Foreign Exchange Risk Management

      Prior to January 1, 1999, Celanese's functional currency was the DM, but since the adoption of the euro by Germany and the other euro zone countries on that date, Celanese's functional currency has been the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Belgian franc and Mexican peso as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to certain foreign currency fluctuations. The foreign currency contracts are designated for firm commitments and anticipated transactions. The terms of these contracts are generally under one year. Celanese will implement a centralized hedging strategy in which foreign currency de nominated receivables or liabilities booked by the operating entities will be hedged on a consolidated basis.

Interest-Rate Risk Management

      Celanese is primarily exposed to changes in interest rates in the U.S. dollar and the euro. To manage these risks, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese uses swaps for hedging purposes only. The maturities of these swaps depend on the underlying debt portfolio.

Equity Risk Management

      Celanese has two Stock Appreciation Rights Plans (see Note 20 to the Consolidated Financial Statements). To limit financial exposure under these plans, Celanese has purchased call options on Celanese AG shares.

MANAGEMENT REPORT [GRAPHIC OMITTED]

General Risks

      Factors affecting Celanese's financial condition, cash flows and results of operations are described below.

General Economic Conditions

      Celanese operates in the global market and has customers in many countries. Celanese has major facilities located throughout North America, Europe and the Pacific Rim, including facilities in China, Japan, Korea and Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic and political conditions. In recent years the financial turmoil in Asia has adversely affected volumes sold by Celanese to its Asian customers and has adversely affected selling prices achievable in Asian and other markets.

Historical Cyclicality in Parts of the Industrial Chemicals Industry

      Consumption of the basic chemicals which Celanese manufactures in the commodity portions of the acetyl and acrylic chains, principally methanol, formaldehyde, acetic acid and acrylic acid, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

      Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

o Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on-stream and are therefore necessarily based upon estimates of future demand.

o When demand is rising, competition to build new capacity may be heightened be cause new capacity tends to be more profitable, with a lower marginal cost of production. This tends to amplify upswings in capacity.

o When demand is falling, the high fixed cost structure of the capital intensive chemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization.

o As competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants, which maximize economies of scale, but which also lead to major increases in capacity which can out strip current growth in demand.

o Cyclical trends in general business and economic activity produce swings in demand for chemicals.

      Celanese believes that the basic chemicals industry, particularly in the commodity portions of the products manufactured by Celanese's Acetyl Products and Chemical Intermediates segments, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years.

Cost of Raw Materials

      Celanese purchases significant amounts of natural gas, ethylene and propylene from third parties for use in its production of basic chemicals in the acetyl and acrylic products, principally methanol, formaldehyde, acetic acid and acrylic acid, as well as acrylates and oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in the Acetyl Products, Chemical Intermediates and Acetate Products segments, as well as some products in the Ticona and Performance Products segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

      While Celanese has agreements providing for the supply of natural gas, ethylene, propylene, woodpulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

o Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

o Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

o     The general level of business and economic activity; and

o     The direct or indirect effect of governmental regulation.

      Celanese typically does not enter into hedging arrangements with respect to prices of raw materials. While Celanese seeks to balance increases in raw material prices with

MANAGEMENT REPORT [GRAPHIC OMITTED]

corresponding increases in the prices of its products, there have been in the past, and may be in the future, periods during which there is a time lag before raw material price increases are passed on to customers.

Variations in Exchange Rates

      Celanese's Consolidated Financial Statements for periods prior to January 1, 1999 have been prepared using the Deutsche Mark or DM and are restated from DM to euro using the official fixed conversion rate between the DM and the euro of DM 1.95583 per (euro)1.00. Beginning January 1, 1999, Celanese's financial statements have been prepared in euro. A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in these currencies' values against the euro, and in the past against the DM, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. As noted above, for periods prior to January 1, 1999, Celanese's Consolidated Financial Statements have been restated from DM into euro. Celanese estimates that the translation effects of changes in the value of other currencies against the euro reduced the fall in net sales by approximately 3% in 1999 and that the translation effects of changes in the value of other currencies against the DM reduced the fall in net sales by approximately 1% in 1998. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 12% in 1999. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

      Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year. See "Market Risk" and Note 22 to the Consolidated Financial Statements.

Year 2000

      The "Year 2000" or Y2K issue arose due to a date related problem programmed into many computer software systems and hardware components. Computer hardware and software may experience problems as the year code changed from "99" to "00".

      As of the date of this Annual Report, none of the applications or information technology systems critical to Celanese has experienced Y2K failures. Celanese is also not aware of any Y2K problems affecting its customers, suppliers or key business partners that might materially disrupt Celanese's business.

      Although Y2K risks remain, indications are that Celanese operated successfully through this transition period and that it did not incur any material financial loss as a result of the event. The total amount expended on programs through December 31, 1999 was approximately (euro)32 million. These costs include the direct costs incurred or expected to be incurred for all consolidated entities, including the internal costs of personnel dedicated to the Y2K programs, and have been funded from operating cash flows. These costs do not include internal costs of personnel who monitor Celanese's programs but who are not dedicated entirely to achieving Y2K compliance. No projects material to Celanese's business or its financial results have been deferred or delayed as a result of the Y2K compliance programs.

Introduction of the euro

      On January 1, 1999, the euro became a currency in its own right. Until January 1, 2002, the euro can only be used as transaction currency. Beginning on January 1, 2002, the euro will be the official currency of all euro zone countries. There will be a transition period ending July 1, 2002 during which the local currencies of participating countries may still be used alongside the euro. Beginning January 1, 1999, Celanese has adopted the euro as the currency in which it presents its financial statements.

      Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

      Celanese does not expect its exposure to currency risk to change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S. dollar, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

Outlook

      Celanese's results of operations for 1999 have been adversely affected by difficult market conditions in the chemicals industry as well as by special charges, principally relating to restructuring and litigation which totaled
(euro)559 million in 1999. The difficult market conditions are expected to persist in 2000.

MANAGEMENT REPORT [GRAPHIC OMITTED]

      Celanese has taken measures to reduce costs. In 1999, restructuring charges totaling (euro)218 million were recorded under special charges. These restructuring measures, which include the planned elimination of approximately 2000 positions and the closure of 6 production facilities worldwide, are expected to reduce our cost base significantly. No assurance can be given, however, that the cost reduction measures taken are sufficient to improve Celanese's margins or that additional special charges will not be required in the future.

      In January 2000, Celanese sold its phosphorous activities, conducted by the Thermphos Group, to the management of Thermphos. Celanese expects to sell its chlorine and chlorine derivatives business lines (including Vintron) in 2000. Letters of intent were signed with a third party during February 2000.
The sale of these inorganic businesses are expected to generate a loss of
(euro)154 million of which Vintron represents (euro)138 million, which is fully accrued for and recorded in gain on disposal of discontinued operations in 1999. In connection with this transaction, Celanese expects to sell its 50% share in Vinnolit, a leading PVC producer in Europe. The Vinnotil sale is expected to generate a significant book gain in 2000. The Vinnolit and Vintron transactions are subject to the completion of negotiations and satisfaction of conditions, and no assurance can be given, that these sales will be consummated on the terms outlined in the letters of intent or will occur at all.

      The operating performance in the Ticona segment is showing signs of improvement whereas the cyclical situation in the Acetyl Products, Chemical Intermediates and Acetate Products segments remain difficult and the outlook for the Performance Products segments is mixed.

Dividend

      By virtue of divesting a majority of our non-core activities earlier than expected, the company generated positive net income at the parent company level. Accordingly, Celanese is in a position to propose a dividend. Management intends to recommend a dividend of (euro)0.11 per share, totaling (euro)6 million, at this year's annual shareholders' meeting to be held in May 2000.

Risk management

      The corporate governance structure of Celanese AG was codified in 1999. Corporate governance covers the management structure of the company and the responsibilities arising from it. Important aspects of corporate governance are the monitoring and controlling of company-specific risks. The board of management of a German stock corporation is obliged to ensure appropriate risk management. This responsibility is carried out at Celanese AG through the use of the appropriate tools and relevant organizational procedures. This enables the Board of Management to identify potential risks as early as possible and to take appropriate action. The management tools and organizational regulations of Celanese AG ensure the inclusion of Celanese AG and its subsidiaries and important businesses into the process of risk management. In addition to that, the risk management procedures required for Celanese AG and its subsidiaries are governed by standards set by Celanese AG and specific guidelines for the early identification of risks in the Celanese AG and its subsidiaries. The risk management system is monitored by Corporate Auditing and is within the scope of the audit of financial statements according to Art. 317, para 4 of the German Commercial Code.

Forward-Looking Information

      This section covers the current performance and outlook of the company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors, as well as issues related to year 2000. Accordingly, there is no assurance that the company's expectations will be realized.

REPORT OF THE BOARD OF MANAGEMENT [GRAPHIC OMITTED]

Report of the Board of Management

      The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of the Group.

      The Financial Statements have been prepared in accordance with U.S. GAAP. The exemption of article 292a HGB has been applied.

      The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems which are reviewed by corporate auditing for their reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on the Group's assets and developments in a timely fashion. This ensures that all business developments are correctly reflected and that a reliable basis for the consolidated financial statements is created.

      The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

      Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the Board of Management members and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 24, 2000

The Board of Management


/s/ Claudio Sonder

Claudio Sonder


/s/ Edward H. Munoz              /s/ Perry W. Premdas

Edward H. Munoz                  Perry W. Premdas


/s/ Ernst Schadow                /s/ Knut Zeptner

Ernst Schadow                    Knut Zeptner

AUDITOR'S REPORT [GRAPHIC OMITTED]

Auditor's Report

      We have audited the consolidated financial statements, consisting of the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Celanese AG for the business year from January 1 to December 31, 1999. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion, whether the consolidated financial statements are in accordance with US-GAAP based on our audit.

      We conducted our audit of the consolidated annual financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftspruefer (IDW) as well as in accordance with the US Standards on Auditing (US-GAAP). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with US-GAAP.

      Our audit, which also extends to the group management report prepared by the executive board for the business year from January 1 to December 31, 1999, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 1999 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with accounting law.

Frankfurt am Main

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft

signed                           signed
/s/ D. Kuhn                      /s/ Dr. B. Boettcher
Wirtschaftspruefer                Wirtschaftspruefer

Consolidated Statements of Operations
for the years ended December 31,

(in (euro) millions except for per share data)                            See Note              1999               1998 (1)
===========================================================================================================================
Net sales                                                                       26             4,318                  4,344
Cost of sales                                                                                 (3,621)                (3,454)
Selling, general and administrative expenses                                                    (570)                  (535)
Research and development expenses                                                                (79)                  (101)
Special charges                                                             25, 26              (559)                  (100)
Foreign exchange losses                                                                          (12)                    (4)
Gain on disposition of assets                                                                      2                     18
---------------------------------------------------------------------------------------------------------------------------
  Operating profit (loss)                                                       26              (521)                   168

Equity in net earnings of affiliates                                             9                 7                     11
Interest expense                                                                                (111)                  (133)
Interest and other income, net                                                                    33                     47
---------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) before income taxes, minority interests,
  discontinued operations and extraordinary expense                                             (592)                    93

Income tax benefit (expense)                                                    12                83                   (109)
---------------------------------------------------------------------------------------------------------------------------
  Loss before minority interests, discontinued operations
  and extraordinary expense                                                                     (509)                   (16)

Minority interests                                                                                 7                    (40)
---------------------------------------------------------------------------------------------------------------------------
  Loss from continuing operations                                                               (502)                   (56)

Discontinued operations, net of income tax of (euro)77 million
  Earnings from operations of discontinued operations                            5                12                     12
  Gain on disposal of discontinued operations                                    5               298                     --
---------------------------------------------------------------------------------------------------------------------------
  Earnings from discontinued operations                                                          310                     12

Extraordinary expense, net of income tax                                                         (15)                    --
---------------------------------------------------------------------------------------------------------------------------

  Net loss                                                                                      (207)                   (44)
===========================================================================================================================

Earnings (loss) per common share - basic and diluted:
  Continuing operations                                                                        (8.98)                 (1.00)
  Discontinued operations, net of income tax                                                    5.55                   0.21
     Extraordinary item, net of income tax                                                     (0.27)                    --
---------------------------------------------------------------------------------------------------------------------------
  Net loss                                                                                     (3.70)                 (0.79)
===========================================================================================================================

Weighted average shares - basic and diluted                                               55,915,369             55,915,369
===========================================================================================================================

(1) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets
as of December 31,

in (euro) millions                                          See Note     1999  1998 (1)
=======================================================================================
Assets
Current assets:
  Cash and cash equivalents                                               378        --
  Receivables, net                                                 7    1,475     1,073
  Receivables from Hoechst and affiliates                          4      123       823
  Inventories                                                      8      588       586
  Deferred income taxes                                           12      126       133
  Other assets                                                             52        60
  Net assets (liabilities) of discontinued operations              5      (42)      541
---------------------------------------------------------------------------------------
  Total current assets                                                  2,700     3,216
Investments                                                        9      580       455
Property, plant and equipment, net                                10    1,932     1,677
Deferred income taxes                                             12      230       140
Other assets                                                              703       653
Intangible assets, net                                            11    1,382     1,217
---------------------------------------------------------------------------------------
        Total assets                                                    7,527     7,358
=======================================================================================

Liabilities and Shareholders' equity
Current liabilities:
  Short-term borrowings and current
     installments of long-term debt                               14      429       400
  Accounts payable and accrued liabilities                        13    2,096     1,333
  Liabilities to Hoechst                                           4       15        74
  Deferred income taxes                                           12       16        16
  Income taxes payable                                                    235       298
---------------------------------------------------------------------------------------
  Total current liabilities                                             2,791     2,121
Long-term debt                                                    14      519     1,079
Deferred income taxes                                             12       69        73
Other liabilities                                                 15    1,259     1,192
Minority interests                                                         23       157

 Shareholders' equity :                                           19
  Common stock, no par value, (euro) 143 million aggregate
     registered value, 55,915,369 shares authorized, issued
     and outstanding                                                      143        --
  Additional paid-in capital                                            2,500        --
  Call options                                                              4        --
  Retained earnings                                                        40        --
  Accumulated other comprehensive income (loss)                           179      (115)
  Combined equity, exclusive of accumulated other
  comprehensive loss                                                       --     2,851
---------------------------------------------------------------------------------------
  Total shareholders' equity                                            2,866     2,736
---------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                            7,527     7,358
=======================================================================================

(1) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999 and 1998

                                                                                             Accumulated
                                                                                                   Other                      Total
                                                         Additional                           Comprehen-          Pre-       Share-
                                                 Common     Paid-in        Call    Retained     sive In-  Distribution     holders'
in (euro) millions                                Stock     Capital     Options    Earnings  come (Loss)        Equity       Equity
===================================================================================================================================
Balance at January 1, 1998                           --          --          --          --         (28)         1,278        1,250
Comprehensive loss, net of tax:
Net loss                                             --          --          --          --          --            (44)         (44)
  Other comprehensive income (loss)
     Unrealized gains (losses) on securities         --          --          --          --           9             --            9
     Foreign currency translation                    --          --          --          --         (45)            --          (45)
     Minimum pension liability                       --          --          --          --         (51)            --          (51)
                                                                                                   -----                      -----
  Other comprehensive loss                           --          --          --          --         (87)            --          (87)
                                                                                                                              -----
Comprehensive loss                                   --          --          --          --          --             --         (131)
                                                                                                                              -----
Net activity with Hoechst                            --          --          --          --          --          1,617        1,617
                                                                                                                 -----        -----

Balance at December 31, 1998                         --          --          --          --        (115)         2,851        2,736
Comprehensive loss, net of tax:
Net earnings (loss)                                  --          --          --          40          --           (247)        (207)
  Other comprehensive income  (loss)
     Unrealized (losses) on  securities              --          --          --          --         (11)            --          (11)
     Foreign currency translation                    --          --          --          --         261             --          261
     Minimum pension liability                       --          --          --          --          44             --           44
                                                                                                   ----                       -----
  Other comprehensive income                         --          --          --          --         294             --          294
                                                                                                                              -----
Comprehensive income                                 --          --          --          --          --             --           87
                                                                                                                              -----
Net activity with Hoechst                            --          --          --          --          --             39           39
Issuance of common stock on the effective date
  of the demerger                                   143       2,500          --          --          --         (2,643)          --
Call options                                         --          --           4          --          --             --            4
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999                        143       2,500           4          40         179             --        2,866
===================================================================================================================================

(1) All balances through December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow
for the years ended December 31,

in (euro) millions                                          See Note    1999   1998 (1)
=======================================================================================
Operating activities from continuing operations:
  Net loss                                                              (207)      (44)
  Earnings from operations of discontinued operations              5     (12)      (12)
  Special charges, net of amounts used                                   482         6
  Depreciation and amortization                                   26     339       312
  Change in equity of affiliates                                           7         4
  Deferred income taxes                                                    2       (97)
  Gain on disposition of assets, net                                      (2)      (18)
  Gain on disposal of discontinued operations, net                      (503)       --
  Changes in operating assets and liabilities:
  Receivables, net                                                      (110)      (49)
  Inventories                                                             68       (18)
  Accounts payable, accrued liabilities and other liabilities            232       164
  Income taxes payable                                                  (110)       65
  Other, net                                                              (3)       17
---------------------------------------------------------------------------------------
Net cash provided by operating activities                                183       330
---------------------------------------------------------------------------------------

Investing activities from continuing operations:
  Capital expenditures on property, plant and equipment                 (262)     (345)
  Acquisitions of businesses and purchase of investment                 (397)       --
  Proceeds from disposition of assets                                     10        42
  Proceeds from disposal of discontinued operations                5     913        --
  Proceeds from sale of marketable securities                             54       311
  Purchases of marketable securities                                     (60)     (305)
  Other, net                                                              (1)       --
---------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                      257      (297)
=======================================================================================

(1) All balances have been restated from the Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow
for the years ended December 31,

in (euro) millions                                        See Note    1999        1998 (1)
==========================================================================================
Financing activities from continuing operations:
  Short-term borrowings with third parties, net                       (143)            27
  Proceeds from long-term debt due to third parties                    164             48
  Payments of long-term debt due to third parties                     (845)          (506)
  Short-term borrowings from Hoechst, net                             (251)            50
  Short-term borrowings from affiliates                                302             --
  Other net activities with Hoechst                                    706            336
  Other                                                                 (5)            --
------------------------------------------------------------------------------------------
Net cash used in financing activities                                  (72)           (45)
------------------------------------------------------------------------------------------

Exchange rate effects on cash                                           10              2
------------------------------------------------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                 378            (10)
  Cash and cash equivalents at beginning of year                        --             10
  Cash and cash equivalents at end of year                             378             --
==========================================================================================

Net cash provided by (used in) discontinued operations:
  Operating activities                                                  18             25
  Investing activities                                                 (38)           (38)
  Financing activities                                                  15              5
------------------------------------------------------------------------------------------
 Net cash used in discontinued operations                               (5)            (8)
==========================================================================================

(1) All balances have been restated from the Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

1.  Basis of Consolidation and Presentation

      On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders at a rate of one share of Celanese's common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymer and certain other industrial businesses (collectively, the "Businesses"). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses.

      The financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") for all periods presented. The presented information may differ from the information given in our Annual Report on Form 20-F with respect to the number of periods stated. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese's Businesses have been eliminated.

      In 1998, Hoechst allocated a portion of its corporate expenses to the Businesses. These expenses, totaling (euro)36 million in 1998, include, but were not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Allocations and charges were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Management believes that the basis used for the allocation of corporate services was reasonable and that the terms of these transactions would not have materially differed from those among unrelated parties. The income tax provision was calculated based on each Business's contributions to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction. As such, the financial results for 1998, may not necessarily reflect the financial position and results of operations that would have occurred had the Businesses operated as a stand-alone entity on the dates, and for the periods, indicated. In 1999, Celanese incurred direct corporate expenses of approximately (euro)40 million.

      With the introduction of the European Monetary Union euro ("(euro)") on January 1, 1999, Celanese has elected to present the accompanying financial statements in euro. Accordingly, the consolidated financial statements as of and for the year ended December 31, 1998, have been restated into euro using the euro/Deutsche Mark ("DM") exchange rate as of January 1, 1999 of DM 1.95583 to one (1) euro. The restated euro

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

financial statements depict the same trends as would have been presented had Celanese continued to present its consolidated financial statements and notes thereto in DM. The financial statements for periods prior to January 1, 1999 are not comparable to those of other companies reporting in euro which have restated amounts from currencies other than the DM. All amounts in the accompanying financial statements are shown in millions of euro.

2. Summary of Accounting Policies

o Revenue recognition

Revenues are recorded at the time of shipment of products.

o Cash and cash equivalents

All highly liquid investments with maturities of three months or less from the date of acquisition are considered cash equivalents.

o Investments in marketable securities

Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market value in the balance sheet as other assets. Unrealized gains or losses net of the related tax effect on available- for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive loss until realized.

o Financial instruments

As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables.

      Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

      Foreign exchange contracts relating to accounts receivable or accounts payable are accounted for as hedges. The gain or loss arising from the settlement of the contracts is recognized as income or expense at the same time the transaction being hedged is settled.

      Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

      Celanese purchases call options from various financial institutions to reduce the exposure of its stock appreciation rights related to the Long Term Incentive Plan ("LTIP") and Equity Participation Plan ("EPP"). (See Note 22)

o Inventories

Inventories held for resale are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out or FIFO method, although certain locations, primarily in the U.S., have opted to utilize the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

      The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

o Investments and equity in net earnings of affiliates

Investments in which Celanese owns a voting interest of between 20 percent and 50 percent are accounted for using the equity method. Investments in which Celanese holds a voting interest of less than 20 percent are carried at cost. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

o Long-lived assets

Long-lived assets include:

      Property, plant and equipment - Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis over the following estimated useful lives of the assets:

Land Improvements                     20 years
Buildings                             30 years
Building and Leasehold Improvements   10 years
Machinery and Equipment               10 years

      Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

      Repair costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      Interest costs incurred during the construction period of assets are estimated using a weighted average percentage applied to the average value of constructed assets. The interest capitalized is amortized over the life of the asset.

      Intangible assets - The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill") is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight line basis over their estimated economic or legal life, which ever is shorter. (See Note 11)

      Subsequent to the demerger, Celanese undertook a review of its ac counting policies which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst which was originally assigned a 40 year life, of which 27 years remain. Based upon its review of the business operations associated with this goodwill, Celanese management has concluded that the remaining life is 20 years. Therefore, as of the Effective Date, Celanese has begun amortizing the remaining goodwill over 20 years. This change in amortization period will result in an increase of approximately (euro)9 million of amortization expense annually.

      Impairment of long-lived assets - Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

o Income taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

      Subsequent to the Effective Date, Celanese is responsible for its income taxes and files its own income tax returns. In 1999, prior to the Effective Date, Celanese was an operating business of Hoechst and was included as part of the tax returns filed by Hoechst. However, Celanese's tax provisions for these periods were computed as if it had been a separate company.

o Environmental liabilities

Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case by case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. It is Celanese's policy not to record as an asset any anticipated recoveries from third parties relating to environmental matters. (See Note 24)

o Minority interests

Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 1999 are as follows:

                                    Ownership Percentage
InfraServ GmbH & Co. Oberhausen KG          84%
Synthesegasanlage Ruhr GmbH                 50%

      As of December 31, 1998, Celanese owned 56 percent of the outstanding voting shares of Celanese Canada, Inc., and exercised management control. In the third quarter of 1999, Celanese acquired the remaining interest in Celanese Canada, Inc., thereby giving Celanese 100 percent ownership. In connection with this transaction, Celanese also acquired the remaining 24 percent minority interest of Edmonton Methanol Company. (See Note 5)

      As of December 31, 1998, Celanese owned 51 percent of the outstanding voting shares of Copley Pharmaceuticals Inc., and exercised management control. In September 1999, Teva Pharmaceutical Industries, Ltd., acquired all the outstanding shares of Copley Pharmaceuticals Inc. (See Note 5)

      As of December 31, 1998, Celanese owned 79 percent of the outstanding voting shares of InfraServ GmbH & Co. Munchsmunster KG. During 1999, Celanese sold 30 percent of its interest in this company to SKW Trostberg. (See Note 9)

      As of December 31, 1997, Celanese owned 51 percent of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. In December 1998, Hoechst acquired the remaining interest in Grupo Celanese, S.A. and subsequently contributed this interest to Celanese. (See Note 4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      As of December 31, 1997, Celanese owned 72 percent of the outstanding voting shares of Trespaphan GmbH. During 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and subsequently contributed the interest to Celanese. (See Note 4)

      Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity, and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

o Research and development

The costs of research and development are charged as an expense in the period in which they are incurred.

o Functional currencies

For most of Celanese's international operations where the functional currency is other than euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive loss.

o Earnings per share

Basic earnings (loss) per share is based on the net earnings (loss) divided by the weighted average number of common shares outstanding during the period. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all periods presented. Celanese had 55,915,369 shares outstanding and no common stock equivalents at December 31, 1999.

o Stock-based compensation

Celanese applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for stock based compensation. Celanese also applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights is re corded based on the difference between the base unit price at the date of grant and the quoted market price of the Celanese's common stock at the end of the period through the time of vesting.

o Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

o Presentation

Certain amounts in prior years have been reclassified to conform to the current year presentation.

o New accounting pronouncements

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements, including the recognition of non-refundable fees received upon entering into arrangements. We are in the process of evaluating SAB 101 and the effect it will have on our financial statements and current revenue recognition policy.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement standardizes the accounting for derivative instruments including certain derivative instruments embedded in other contracts. The effective date of SFAS No. 133 was delayed to fiscal year 2001 by the issuance of SFAS No. 137. Celanese will adopt this statement as of January 1, 2001. Celanese has not determined the impact this statement will have on its Consolidated Financial Statements and believes that such determination will not be meaningful until closer to the date of adoption.

3.  Supplemental Cash Flow Information

in (euro) millions                                                          1999      1998
------------------------------------------------------------------------------------------
Cash paid during the year for:
   Taxes                                                                     140       245
   Interest, net of amounts capitalized                                      113       151
Noncash investing and financing activities:
   Contribution by Hoechst of net receivables to Celanese  (See Note 4)       --       384
   Contribution by Hoechst of Grupo Celanese S.A
      minority interest (See Note 4)                                          --       643
   Contribution by Hoechst of Trespaphan GmbH
      minority interest  (See Note 4)                                         --        24
   Contribution by Hoechst of investments (See Note 4)                        --         7
   Contribution by Hoechst of Dyneon GmbH
      deferred tax asset (See Note 4)                                         --       109
   Recognition (reduction) of additional minimum pension liability,
      net of tax (See Note 18)                                              (113)      116
   Acquisition of plant and equipment through capital leases                  --         3
   Fair value adjustment to securities available for sale,
      net of tax (See Note 6)                                                (11)        9
------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

4. Transactions and Relationship with Affiliates

      Celanese is a party to various transactions with Affiliated companies. Companies for which Celanese has investments under the equity method of accounting are considered affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the effective date are also considered related party transactions. Transactions and balances with Hoechst after the Effective Date are considered third-party transactions. The following table represents Celanese's transactions with affiliated companies, as defined above, for the periods presented.

in (euro) millions                                                            1999       1998
---------------------------------------------------------------------------------------------
Income Statement Transactions
   Purchases from Affiliates (1)                                                19         54
   Sales to Affiliates (1)                                                     128        172
   Interest income from Affiliates                                              22          8
   Interest expense paid to Affiliates                                           5          9
   Expenses allocated from Affiliates (2)                                       --         36
Balance Sheet Transactions
   Trade and other receivables from Affiliates (3)                             118        798
   Current notes receivable (including interest) from Affiliates                 5         25
   Long-term notes receivable from Affiliates                                   20         23
---------------------------------------------------------------------------------------------
Total receivables with Affiliates                                              143        846

   Accounts payable and other liabilities due Affiliates                        15         72
   Accrued interest payable due Affiliates                                      --          2
   Short-term borrowings from Affiliates (4)                                   302        238
---------------------------------------------------------------------------------------------
Total due Affiliates                                                           317        312
---------------------------------------------------------------------------------------------

Net receivables from Affiliates                                               (174)       534
---------------------------------------------------------------------------------------------

Equity Transactions (5)
   Contribution of net receivables to Celanese (3) (11)                         97        384
   Contribution of Grupo Celanese S.A. minority interest (6)                    --        643
   Contribution of Trespaphan GmbH minority interest (7)                        --         24
   Contribution of investments (8)                                              --         13
   Transfer of certain other activities from Celanese to Hoechst(9)            (58)       350
   Contribution of Dyneon GmbH deferred tax asset(10)                           --        109
   Net other activities with Hoechst                                            --         94
---------------------------------------------------------------------------------------------

Net transfers from Hoechst                                                      39      1,617
---------------------------------------------------------------------------------------------

(1) Purchases/Sales from/to Affiliates

      Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Celanese made purchases from Hoechst amounting to (euro)17 million and (euro)49 million in 1999 and 1998, respectively. Celanese had sales with Hoechst of (euro)45 million in 1999 and (euro)95 million in 1998, respectively.

(2) Expenses allocated from Affiliates

      Hoechst provided certain services to Celanese including, but not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Fees were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Expenses allocated to Celanese from Hoechst totaled (euro)36 million in 1998. In 1999, these expenses were incurred directly and amounted to approximately (euro)40 million.

(3) Trade and other receivables from Affiliates

      Trade and other receivables from Affiliates amounted to (euro)118 million and (euro)798 million at December 31, 1999 and December 31, 1998, respectively. In both years the majority of these amounts was outstanding from Hoechst. The decrease in 1999 is due to payments made by Hoechst in the fourth quarter of 1999. Hoechst contributed to Celanese net receivables totaling (euro)97 million during 1999 and (euro)384 million during 1998. At December 31, 1999, included in receivables due from Hoechst are (euro)81 million related to reimbursement for the sorbates litigation. See Demerger Agreement below and Note 23 for further discussion. Also included in receivables due from Hoechst are (euro)11 million relating to reimbursement for demerger costs and certain taxes. See Demerger Agreement below. Remaining receivables with Affiliates are considered short-term and will be settled through net cash payments to Celanese within one year. The prior year balance contains deposits of liquid funds with Hoechst as a result of the Businesses participation in the centralized cash management programs of Hoechst. Under these programs, excess cash was invested, and disbursements were funded, by Hoechst on behalf of the Businesses. Subsequent to the demerger, Celanese assumed the responsibility for the cash management of the Businesses.

(4) Short term borrowings from Affiliates (See Note 14)

      The 1999 balance reflects Celanese's short term borrowings from Affiliates. In 1998, the amounts were due to Hoechst, which were settled during the fourth quarter of 1999. For all periods, interest rates were adjusted monthly to reflect market conditions.

(5) Shareholders' Equity

      Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Shareholders' equity represented combined equity less accumulated other comprehensive loss items of the combined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Businesses and the effects of transfers between Celanese and Hoechst which did not give rise to receivables or payables intended to be settled between these two groups of companies.

      Upon the Effective Date, Hoechst shareholders received a special dividend from Hoechst in the form of Celanese shares. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares following the special dividend.

(6) Investment in Grupo Celanese, S.A.

      During the year ended December 31, 1997, Celanese owned 51 percent of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. On December 10, 1998, Hoechst exchanged substantially all of its polyester fiber and bottle resin businesses in the U.S., Europe and Mexico for the 49 percent minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. On December 10, 1998, Hoechst contributed this interest to Celanese. As a result of the acquisition of the minority interest in Grupo Celanese, S.A., the unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled (euro)592 million. Celanese performed an appraisal of the underlying assets and liabilities of Grupo Celanese, S.A. to determine the amount of the unallocated purchase price pertaining to these items. This process has been finalized.

      This transaction was reflected as a capital contribution, totaling
(euro)643 million, net of a (euro)51 million tax benefit, from Hoechst. Accordingly, the historical results of operations of the polyester fiber and bottle resin businesses have been excluded from the accompanying consolidated financial statements. Celanese would have recognized additional amortization expense of (euro)30 million for fiscal 1998 had this capital contribution been made on January 1, 1998.

(7) Investment in Trespaphan GmbH

      On March 31, 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and contributed the interest to Celanese in connection with the demerger. The unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled (euro)10 million. This transaction is reflected as a capital contribution, totaling (euro)24 million, net of an (euro)11 million tax benefit, from Hoechst.

(8) Contribution of investments

      During 1998, Hoechst contributed cost investments totaling (euro)13 million to Celanese. In July 1997, Hoechst acquired a 50 percent interest in Targor GmbH and contributed its (euro)57 million equity investment to Celanese. All investments have been contributed at their historical basis. Celanese sold its investments in Targor and Dyneon in December 1999 (See Note 5). For presentation purposes, entities which have been discontinued are shown on the consolidated balance sheets as net assets (liabilities) of discontinued operations.

(9) Non-Celanese activities transferred to Hoechst

      During 1998, in anticipation of the demerger, Celanese transferred other activities to Hoechst. These activities were not managed or controlled by Celanese. As a result of this transfer, Celanese received capital contributions totaling (euro)350 million in 1998 which are included as a transfer from Hoechst in the consolidated statement of shareholders' equity and as net activity with Hoechst in the financing section of the consolidated statement of cash flows. In 1999, prior to the demerger, Celanese incurred (euro)58 million in charges associated with the non-Celanese activities, which were treated as a capital distribution to Hoechst.

(10) Dyneon GmbH deferred tax asset

      At December 31, 1998, included in net assets of discontinued operations in Celanese's consolidated financial statements is an investment in Dyneon GmbH, the worldwide fluoropolymer joint venture between Hoechst and 3 M. The contribution of this investment to Celanese resulted in a step-up to the tax basis of the investment. The differential in tax basis versus book basis resulted in a deferred tax asset totaling (euro)109 million. This deferred tax asset was contributed to Celanese in 1998 and is shown as an increase to combined equity. The contribution of this deferred tax asset is a non-cash item in the supplemental cash flow information. Celanese sold its investment in Dyneon GmbH in 1999. (See Note 5)

(11) Demerger Agreement

      In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

Demerger Costs

      Demerger costs were shared equally between Celanese and Hoechst. Such amount totaled (euro)28 million in 1999 and is recorded as a component of special charges on the statement of operations. Celanese did not incur any demerger costs in 1998.

Antitrust Actions Related to Sorbates Industry

      Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the anti-trust actions related to the sorbates industry.

Environmental Liabilities

      As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first (euro)250 million of future environmental liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed (euro)250 million, Hoechst will bear the excess up to an additional (euro)500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental liabilities. Celanese has established total reserves of (euro)158 million related to these potential liabilities, of which (euro)40 million was recorded in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Other Matters

Consolidation of Hoechst Procurement Olefin

      Hoechst Procurement Olefin ("HPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese and on behalf of third parties. HPO enters into sale and purchase agreements for raw materials on a commission type. Accordingly, the commission fee on these sales is classified as other operating income. This income amounted to (euro)4 million in 1999 and (euro)1 million in 1998, respectively. The raw material sales volume commissioned by HPO between refineries and third parties and Celanese amounted to (euro)482 million and (euro)444 million in 1999 and 1998, respectively.

5. Acquisitions and Disposals

Celanese made the following acquisitions of businesses during 1999:

      In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc., not previously owned by Celanese. Celanese paid CAD 486 million ((euro)303 million) for this 44 percent minority interest, resulting in goodwill of (euro)154 being recorded.

      In December 1999, Ticona, the Engineering Polymers Business of Celanese AG, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd.
(KEP), for approximately 110 billion Korean Won ((euro)94 million). Celanese's interest in KEP is accounted for under the equity method. (See Note 9)

      As part of Celanese's plan to shed its non-core businesses, Celanese divested the following businesses during 1999. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions":

      In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

      In December 1999, Celanese sold the following businesses and investments:

o its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to KoSa, a company owned by a consortium between Koch Industries, a U.S. company, and a Mexican company owned by Mr. Isaac Saba.

o its Ethylene Oxide/Ethylene Glycol business to Old World Industries, Inc.

o its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned sub sidiary of Polypore Inc. Celgard manufactures and markets flat sheet separators for use in batteries, disposable lighters and blood oxygenators, and hollow fiber membranes for degassing liquids. Celanese expects to sell the remaining portion of this business, which had net sales of (euro)7 million in 1999, during 2000.

o its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M. Dyneon, a joint venture founded in 1996, was created to integrate the fluoropolymer businesses of 3M and Celanese.

o its 50 percent share in the polypropylene joint venture Targor to BASF AG. Founded in 1997, Targor was created to integrate the polypropylene businesses of BASF and Celanese.

      Celanese received gross proceeds of (euro)1,001 million from the sale of these discontinued operations, which led to a net cash inflow of (euro)913 million in 1999. Celanese recognized a gain, net of taxes, of (euro)452 million in gain on disposal of discontinued operations in the consolidated statements of operations in 1999. Celanese recorded earnings of (euro)14 million in net earnings from operations of discontinued operations relating to these divested businesses in 1999.

      Celanese made the following decisions regarding its plans to divest businesses during 2000. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30:

      In December 1999, Celanese signed an agreement for the sale of its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management. The sale was completed in January 2000. The loss was fully accrued at December 31, 1999 and was included as a component of net assets (liabilities) of discontinued operations.

      During 1999, Celanese decided to sell its 50 percent interest in Vinnolit Kunstoff GmbH, its joint venture with Wacker Chemie GmbH, a leading European producer of high performance polyvinyl chloride or PVC products. In February 2000, Celanese entered into a letter of intent, with Advent International Corporation, to sell its ownership interest in Vinnolit. Celanese expects to recognize a book gain on this sale.

      During 1999, Celanese decided to sell Vintron, a wholly owned subsidiary of Celanese and a manufacturer of polyvinyl chloride. In February 2000, Celanese entered into a letter of intent, with Advent International Corporation, to sell Vintron. Celanese expects to complete this transaction during 2000 and recognize a book loss of (euro)138 million related to this transaction which was fully accrued for in 1999.

      During 1999, Celanese announced its intention to shut down its bulk active pharmaceutical business line, which supplies pharmaceutical raw materials to Pharmacyclics, Inc. The shutdown was completed by the end of 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      Celanese recorded a loss, net of taxes, of (euro)154 million in gain on disposal of discontinued operations and a loss of (euro)2 million in earnings from operations of discontinued operations relating to these additional discontinued operations.

6. Securities Available for Sale

   At December 31, 1999 and 1998, Celanese had (euro)160 million and (euro)137 million of marketable securities available for sale, respectively. These marketable securities were included as a component of other assets at December 31, 1999 and 1998. These securities are held by Celanese's captive insurance businesses. There were no realized gains or losses in 1999 and 1998. The amortized cost, gross unrealized gains, gross unrealized losses and fair values for available-for-sale securities by major security type at December 31, 1999 and 1998, were as follows:

                                       Amortized Unrealized Unrealized     Fair
in (euro) millions                          Cost      Gains     Losses    Value
--------------------------------------------------------------------------------
At December 31, 1999
Debt Securities
   U.S. Government                            28         --          2       26
   U.S. municipal                              3         --         --        3
   Other government                            6         --         --        6
   U.S. corporate                             98         --          2       96
--------------------------------------------------------------------------------
Total debt securities                        135         --          4      131

Bank certificates of deposit                   8         --         --        8
Equity securities                              5          1         --        6
Mortgage-backed securities                    15         --         --       15
--------------------------------------------------------------------------------
                                             163          1          4      160
--------------------------------------------------------------------------------

At December 31, 1998
Debt Securities
   U.S. Government                            20         --         --       20
   U.S. municipal                              3         --         --        3
   Other government                            8         --         --        8
   U.S. corporate                             73          2         --       75
--------------------------------------------------------------------------------
Total debt securities                        104          2         --      106

Bank certificates of deposit                  10         --         --       10
Equity securities                              6          1         --        7
Mortgage-backed securities                    14         --         --       14
--------------------------------------------------------------------------------
                                             134          3         --      137
--------------------------------------------------------------------------------

      Fixed maturities at December 31, 1999 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                     Amortized       Fair Value
in (euro) millions                                        Cost
--------------------------------------------------------------------------------
Within one year                                             21               21
From one to five years                                      55               54
From six to ten years                                       55               53
Greater than ten years                                      27               26
--------------------------------------------------------------------------------
                                                           158              154
--------------------------------------------------------------------------------

7. Receivables, net

in (euro) millions                                        1999             1998
--------------------------------------------------------------------------------
Trade                                                      873              702
Reinsurance receivables                                    402              204
Other                                                      240              202
--------------------------------------------------------------------------------
     Subtotal                                            1,515            1,108
Allowance for doubtful accounts                            (40)             (35)
--------------------------------------------------------------------------------
     Net receivables                                     1,475            1,073
--------------------------------------------------------------------------------

      As of December 31, 1999 and 1998, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

8. Inventories

in (euro) millions                                        1999             1998
--------------------------------------------------------------------------------
Finished goods                                             450              478
Work-in-process                                             20               24
Raw materials and supplies                                 105               85
--------------------------------------------------------------------------------
     Subtotal                                              575              587
LIFO reserve                                                13               (1)
--------------------------------------------------------------------------------
     Total inventories                                     588              586
--------------------------------------------------------------------------------

   At December 31, 1999 and 1998, (euro)229 million and (euro)251 million, respectively, of total inventories were valued by the LIFO method. Celanese realized (euro)14 million and (euro)19 million for the fiscal years ended December 31, 1999 and 1998, respectively, from the liquidation of LIFO reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

9. Investments

      Celanese has investments in a number of affiliates, which are accounted for under the equity method. Significant equity affiliates include:

                                                                    Percent Ownership
-------------------------------------------------------------------------------------
Affiliate
     Clear Lake Methanol Co., LLC                                               50.0%
     Fortron Industries                                                         50.0%
     Korean Engineering Plastics Co., Ltd.                                      50.0%
     InfraServ GmbH & Co. Muenchsmuenster KG                                    49.0%
     Polyplastics Co., Ltd                                                      45.0%
     InfraServ GmbH & Co. Gendorf KG                                            39.0%
     InfraServ GmbH & Co. Hoechst KG                                            27.2%
     InfraServ GmbH & Co. Knapsack KG                                           27.0%

in (euro) millions                                                    1999       1998
-------------------------------------------------------------------------------------
Affiliates totals:
   Net sales                                                         1,935      1,958
   Net earnings                                                         40         52
Celanese's share:
   Net earnings                                                          7         11
   Dividends                                                            15          9
Total assets                                                         1,976      1,876
Total liabilities                                                      771        762
Interests of others                                                    739        706
-------------------------------------------------------------------------------------
   Celanese's equity                                                   466        408
Write-down of Celanese's investment                                    (15)        --
Excess of cost over underlying equity in net assets acquired           129         47
-------------------------------------------------------------------------------------
   Celanese's investment                                               580        455
-------------------------------------------------------------------------------------

                                                    Acquisition      Write   Net Book
in (euro) millions                                         Cost      Downs      Value
-------------------------------------------------------------------------------------
January 1, 1999 (1)                                         455         --        455
   Additions                                                 --        (15)       (15)
   Disposals                                                 (7)        --         (7)
   Reclassifications                                        (13)        --        (13)
   Exchange rate changes                                     73         --         73
   Acquisitions and divestitures                             94         --         94
   Celanese's share of equity method investee earnings       (7)        --         (7)
-------------------------------------------------------------------------------------
December 31, 1999                                           595        (15)       580
-------------------------------------------------------------------------------------

(1) Amounts reclassified to show only continued operations.

      In December 1999, Celanese sold its investments in Dyneon GmbH and Targor GmbH. A decision was made to sell Vinnolit GmbH, therefore, this investment is included on the balance sheet as a component of net assets (liabilities) of discontinued operations. (See Note 5)

      In December 1999, Celanese sold a portion of its investment in InfraServ GmbH & Co. Wiesbaden KG. As a result, Celanese's investment percentage decreased from 29 percent to 18.9 percent. Therefore, Celanese changed its method of accounting for this investment from the equity method to the cost method. This activity is shown as a reclassification in the above schedule.

      During the fourth quarter of 1999, events occurring in the methanol industry indicated that an other than temporary decrease in the value in Celanese's investment in the Clear Lake Methanol Joint Venture ("CLMV") had occurred, resulting in Celanese writing down its investment in CLMV by (euro)15 million.

10. Property, Plant and Equipment

                                                          Building,
                                                           Building
                                              Land     Improvements       Machinery
                                           and Land   and Leasehold             and    Construction     Capitalized
in (euro) millions                     Improvements    Improvements       Equipment     in Progress        Interest           Total
------------------------------------------------------------------------------------------------------------------------------------
Acquisition or construction  cost
January 1, 1999 (1)                             139             288           2,313             242              98           3,080
     Additions                                    4               1              31             213              13             262
     Disposals                                   --             (11)           (118)             (5)            (16)           (150)
     Book transfers                               6              12             218            (236)             --              --
     Acquisition and divestitures                --               3              27              --              --              30
     Reclassifications                           --              41              77              --              --             118
     Exchange rate changes                       22              24             205              29              16             296
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                               171             358           2,753             243             111           3,636
------------------------------------------------------------------------------------------------------------------------------------

Depreciation
January 1, 1999 (1)                             (59)            (86)         (1,206)             --             (52)         (1,403)
       Additions                                 (4)            (35)           (320)             --              (8)           (367)
       Disposals                                 --               4             128              --              13             145
       Book transfers                            --              --              --              --              --              --
       Acquisitions and divestitures             --              --              --              --              --              --
       Exchange rate changes                    (11)              3             (63)             --              (8)            (79)
------------------------------------------------------------------------------------------------------------------------------------
 December 31, 1999                              (74)           (114)         (1,461)             --             (55)         (1,704)
------------------------------------------------------------------------------------------------------------------------------------

       Book value at December 31, 1999           97             244           1,292             243              56           1,932
------------------------------------------------------------------------------------------------------------------------------------

(1) Amounts reclassified to show only continued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Included in reclassifications is the purchase price allocation from goodwill to fixed assets and current assets, relating to Grupo Celanese, S.A.

      The total investment in property, plant and equipment was (euro)262 million and (euro)345 million in 1999 and 1998, respectively. Scheduled depreciation totaled (euro)275 million and (euro)280 million in 1999 and 1998, respectively. Write-downs due to asset impairment amounting to (euro)92 million and (euro)8 million were recorded to special charges in 1999 and 1998, respectively. The asset impairment write-downs are included in additions to depreciation.

      Assets under capital leases amounted to (euro)37 million in both 1999 and 1998.

      Interest costs capitalized were (euro)13 million in 1999 and (euro)8 million in 1998.

11. Intangible Assets

                                  Patents,licenses,
                                     trademarks and
in (euro) millions                   similar rights      Goodwill         Total
--------------------------------------------------------------------------------
Acquisition cost
January 1, 1999 (1)                              17         1,543         1,560
   Additions                                      1            --             1
   Disposals                                     (1)           --            (1)
   Exchange rate changes                          1           253           254
   Acquisitions and divestitures                 --           154           154
   Reclassifications                             --          (123)         (123)
--------------------------------------------------------------------------------
December 31, 1999                                18         1,827         1,845
--------------------------------------------------------------------------------

Amortization
January 1, 1999 (1)                             (11)         (332)         (343)
   Additions                                     (2)          (62)          (64)
   Disposals                                      1            --             1
   Exchange rate changes                         (1)          (56)          (57)
   Acquisitions and divestitures                 --            --            --
--------------------------------------------------------------------------------
December 31, 1999                               (13)         (450)         (463)
--------------------------------------------------------------------------------

Book value on December 31, 1999                   5         1,377         1,382
--------------------------------------------------------------------------------

(1) Amounts reclassified to show only continued operations.

      Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

      Included in reclassifications is the purchase price allocation from goodwill to fixed assets and current assets, relating to Grupo Celanese, S.A.

12. Income Taxes

      Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. German corporate tax law applies a split rate computation with regard to the taxation of the income of a corporation. Retained corporate income is initially subject to a German federal corporation tax of 40 percent in 1999 and 45 percent in 1998 plus a solidarity surcharge of 5.5 percent on the German corporate tax payable. Including the impact of the surcharge, the German corporate tax rate amounted to 42 percent in 1999 and 47 percent in 1998. Upon distribution of a dividend to shareholders, the corporate income tax rate on those earnings is adjusted to 30 percent plus the solidarity surcharge of 5.5 percent in both years. Including the impact of the surcharge, the German federal corporate distribution tax rate amounted to 32 percent in both years. Upon distribution of retained earnings in the form of a dividend, shareholders who are taxpayers in Germany are entitled to a tax credit in the amount of German corporation tax paid by the corporation.

in (euro) millions                                           1999          1998
--------------------------------------------------------------------------------
Earnings (loss) before income taxes, minority interests
   and extraordinary expense:
   Germany                                                   (216)          (65)
   United States                                             (290)           22
   Other                                                      (86)          136
--------------------------------------------------------------------------------
Total                                                        (592)           93
--------------------------------------------------------------------------------

Provision (benefit) for income taxes:
   Current:
   Germany                                                      3             6
   United States                                              (17)          158
   Other                                                       36            44
--------------------------------------------------------------------------------
Total current                                                  22           208
--------------------------------------------------------------------------------

Deferred:
   Germany                                                    (50)          (15)
   United States                                              (41)          (89)
   Other                                                      (14)            5
--------------------------------------------------------------------------------
Total deferred                                               (105)          (99)
--------------------------------------------------------------------------------

Income tax provision (benefit)                                (83)          109
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

in (euro) millions                                             1999        1998
-------------------------------------------------------------------------------
Effective income tax rate reconciliation:

Income tax computed at statutory tax rates                     (266)         42
Increase (decrease) in taxes resulting from:
   Change in valuation allowance                                 83          34
   Equity income                                                 (5)         (6)
   Non-deductible depreciation and amortization                  15           5
   Settlement of open tax years                                  --          --
   Investments                                                    1           7
   Import/export activities                                       5          12
   Additional U.S. tax provision                                 10          13
   United States foreign tax credit                              (6)         --
   United States tax rate differentials                          29          (2)
   Other foreign tax rate differentials                          37          (3)
   Other                                                         14           7
-------------------------------------------------------------------------------
Income tax provision (benefit)                                  (83)        109
-------------------------------------------------------------------------------

      The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

in (euro) millions                                         1999            1998
-------------------------------------------------------------------------------
Postretirement obligations                                  216             229
Accrued expenses                                            265             196
Net operating loss carryforwards                            314              97
Investments                                                   5              15
Other                                                        41              35
-------------------------------------------------------------------------------
   Subtotal                                                 841             572

Valuation allowance                                        (278)            (70)
-------------------------------------------------------------------------------
   Deferred tax assets                                      563             502
-------------------------------------------------------------------------------

Depreciation                                                238             226
Interest                                                      8               4
Inventory                                                    26              48
Other                                                        20              40
-------------------------------------------------------------------------------
   Deferred tax liabilities                                 292             318
-------------------------------------------------------------------------------

   Net deferred tax assets                                  271             184
-------------------------------------------------------------------------------

      A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established val uation allowances primarily for U.S. state and German net operating loss carryforwards which may not be realizable. Based on the Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 1999 and 1998.

      At December 31, 1999, the Celanese has net operating loss carryforwards of approximately (euro)434 million, primarily in Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of
(euro)345 million which will expire in 2004.

13. Accounts Payable and Accrued Liabilities

in (euro) millions                                              1999        1998
--------------------------------------------------------------------------------
Accounts payable trade                                           451         422
Accrued salaries and benefits                                    134         133
Accrued environmental                                             78          54
Accrued restructuring                                            188          46
Insurance loss reserves                                          595         315
Accrued legal                                                    359         125
Other                                                            291         238
--------------------------------------------------------------------------------
     Total accounts payable and accrued liabilities            2,096       1,333
--------------------------------------------------------------------------------

14. Debt

Short-term borrowings and current installments of long-term debt

                                                                Weighted  Average
                                               At December 31,     Interest Rates
in (euro) millions                              1999    1998       1999      1998
---------------------------------------------------------------------------------
Current installments of long-term debt             2      16       5.3%      7.3%
Bank loans                                       125     146       7.7%     11.0%
Notes and revolver with Hoechst (See Note 4)      --     238        --       6.0%
Notes with affiliates                            302      --       3.3%       --
------------------------------------------------------------
   Total short-term borrowings and current
   installments of long-term debt                429     400
---------------------------------------------------------------------------------

      Celanese has a U.S. $ 700 million ((euro)697 million) commercial paper program at December 31, 1999. At December 31, 1999, there were no borrowings against the commercial paper program. Celanese maintains committed revolving credit lines and term loans with several banks aggregating (euro)2,041 million at December 31, 1999; the aggregate unused part thereof amounts to (euro)1,752 million, of which U.S. $700 million ((euro)697 million) were used as credit backup for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to (euro)109 million at December 31, 1999 and (euro)231 million at December 31, 1998. The bank loans are principally denominated in U.S. dollars, euro, South African rand, Mexican pesos and British pound sterling.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Long-term borrowings

                                                                                 At December 31
in (euro) millions                                                              1999       1998
-----------------------------------------------------------------------------------------------
Term notes:
   6.125% notes, due 2004                                                         25        213
   8.23% notes, due 2002                                                          --        103
   7.125% medium-term notes, due 2009                                             14         85
   7.39% bank loan, due 1999-2004                                                 --         60
   7.86% notes, due 2001                                                          --         43
   8.24% notes, due 2002                                                          --         26
   7.5% medium-term notes, due 2004                                               --         26
   8.48% senior promissory notes, due 1999-2002                                   --         17
   9.8% medium-term notes, due 2013 and 2018                                      --         21
Variable rate loans with interest rates as of December 31, 1999, adjusted periodically:
   Due in 2000                                                                    --         85
   Due in 2001                                                                    --        128
   Due in 2002                                                                    --         85
   Due in 2003, interest rate of 6.50%                                            50         --
   Due in 2003, interest rate of 6.60%                                           174         --
Pollution control and industrial revenue bonds, interest rates ranging
   from 5.2% to 9.0%, due at various dates through 2026                          218        187
Obligations under capital leases, due at various dates through 2012               20         20
Other                                                                             20         19
Amounts to be settled with Hoechst                                                --        (23)
-----------------------------------------------------------------------------------------------
   Subtotal                                                                      521      1,095
Less: Current installments of long-term debt                                       2         16
-----------------------------------------------------------------------------------------------
   Total long-term debt                                                          519      1,079
-----------------------------------------------------------------------------------------------

      Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain of Celanese's loan agreements, which are legally held by certain Celanese subsidiaries, include tangible net worth and other covenants that limit their ability to enter into certain transactions. During December 1999, Celanese Canada sold its Millhaven plant assets for cash. This resulted in an unusually high level of cash, which represented more than 45 percent of the total assets of the company at year end, resulting in non-compliance with the equity to total assets debt covenant. In January 2000, a waiver through June 30, 2000, was obtained for this non-compliance. All other subsidiaries were in compliance with all debt covenants at December 31, 1999.

      Upon the demerger, Celanese used the proceeds it received from the collection of the net receivables from Hoechst as well as proceeds from divestitures to pay down its long-term debt.

      Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of (euro)15 million, net of (euro)10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statements of operations.

The maturities in 2000 and thereafter are as follows:

in (euro) millions                                          Total
-----------------------------------------------------------------
2000                                                          429
2001                                                           22
2002                                                            8
2003                                                          230
2004                                                           42
Thereafter                                                    217
-----------------------------------------------------------------
Total                                                         948
-----------------------------------------------------------------

15. Other Liabilities

in (euro) millions                                                       1999    1998
-------------------------------------------------------------------------------------
Pension and postretirement medical and life obligations (See Note 18)     752     717
Environmental liabilities (See Note 24)                                   317     252
Other                                                                     190     223
-------------------------------------------------------------------------------------
Total other liabilities                                                 1,259   1,192
-------------------------------------------------------------------------------------

16. Cost of Raw Materials and Supplies

      The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

in (euro) millions                                                       1999    1998
-------------------------------------------------------------------------------------
Cost of raw materials, supplies and merchandise                         3,160   3,135
Cost of services purchased (primarily energy)                             348     344
-------------------------------------------------------------------------------------
Total Cost of Raw Materials and Supplies                                3,508   3,479
-------------------------------------------------------------------------------------

17. Personnel Expenses

      The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

in (euro) millions                                                       1999    1998
-------------------------------------------------------------------------------------
Wages and salaries                                                        814     775
Compulsory social security contributions                                   87      89
Other                                                                      67      60
-------------------------------------------------------------------------------------
   Personnel expenses excluding pensions and similar benefits             968     924
   Pensions and similar benefits                                          122     132
-------------------------------------------------------------------------------------
Total Cost of Personnel Expenses                                        1,090   1,056
-------------------------------------------------------------------------------------

ANHANG CELANESE KONZERN [GRAPHIC OMITTED]

      The average number of employees totaled 16,700 including the discontinued operations and 15,500 on a continuing basis in 1999 as compared to 18,400 and 17,000, respectively, in 1998.

18. Benefit Obligations

      Pension obligations - Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitment results from participation in defined contribution and defined benefit plans, primarily in the United States Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are nonqualified for U.S. tax purposes. Separate trusts are sometimes established for nonqualified plans.

      Defined benefit pension plans also exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these benefit plans. Actuarial valuations for these plans are generally prepared annually. The remaining plans are valued at least every three years.

      Celanese sponsors various defined contribution plans in the United States, Mexico, Canada and Europe covering certain employees. Employees may contribute to these plans and the Company may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated (euro)14 million in both 1999 and 1998.

      Other postretirement benefit plans - Certain retired employees receive postretirement health care and life insurance benefits under plans established by Celanese. Nearly all Celanese employees in the United States and Canada are eligible to receive such benefits after reaching normal retirement age with a minimum of 10 years of service. Generally, the medical plans pay a stated percentage, based upon years of service, of qualifying medical expenses reduced for any deductible and payments made by government programs and other group coverage. Celanese is generally self-insured for these costs and the plans are not funded. Provisions of the plans include caps which limit future contributions for medical coverage.

                                                        Pension Benefits     Other Benefits
in (euro) millions                                       1999      1998      1999      1998
-------------------------------------------------------------------------------------------
Change in benefit obligations
   Benefit obligations at beginning of year             2,082     1,957       352       346
   Service cost                                            36        49         4         6
   Interest cost                                          142       146        26        28
   Participant contributions                                1         1         5         4
   Actuarial losses                                         3       213        14        30
   Acquisitions                                            --         2        --        --
   Divestitures                                          (313)       (1)      (10)       --
   Settlements                                             (7)      (16)       (4)       --
   Curtailments                                             4       (11)       --        --
   Benefits paid                                         (117)     (107)      (34)      (33)
   Foreign currency exchange rate changes                 324      (151)       63       (29)
-------------------------------------------------------------------------------------------
   Benefit obligations at end of year                   2,155     2,082       416       352
-------------------------------------------------------------------------------------------

Change in plan assets
   Fair value of plan assets at beginning of year       1,578     1,738        --        --
   Actual return (loss) on plan assets                    285       (59)       --        --
   Company contributions                                   19       149        39        29
   Participant contributions                                1         1         5         4
   Divestitures                                          (253)       (1)      (10)       --
   Settlements                                             (7)      (17)       --        --
   Benefits paid                                         (117)     (107)      (34)      (33)
   Foreign currency exchange rate changes                 259      (126)       --        --
-------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year             1,765     1,578        --        --
-------------------------------------------------------------------------------------------

   Funded status                                         (390)     (504)     (416)     (352)

   Unrecognized prior service cost                         16        80        --        --
   Unrecognized actuarial loss                             69       280        67        54
   Unrecognized net transition obligation (asset)          32      (12)       --        --
   Contributions                                            3         2         8         6
   Curtailment recognized                                  --       (19)       --        --
   Settlement recognized                                   --       (23)       --        (7)
-------------------------------------------------------------------------------------------
   Net amount recognized                                 (270)     (196)     (341)     (299)
-------------------------------------------------------------------------------------------

Amounts recognized
in the accompanying consolidated balance sheets
   Accrued benefit cost                                  (305)     (328)     (341)     (299)
   Intangible assets (1)                                   35        57        --        --
   Accumulated other comprehensive income                  --        75        --        --
-------------------------------------------------------------------------------------------
   Net amount recognized                                 (270)     (196)     (341)     (299)
-------------------------------------------------------------------------------------------

Weighted-average assumptions as of September 30,
Discount rate                                            7.50%     6.75%     7.50%     6.75%
Expected long-term rate of return on plan assets         9.25%     9.25%
Rate of increase in future compensation levels           3.40%     3.40%
-------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      For measurement purposes, a 6.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 1999. The rate was assumed to decrease gradually to 5.5 percent in 2001 and remain at that level thereafter.

(1) Amount is classified as other assets on the consolidated balance sheets.

                                               Pension Benefits        Other Benefits
in (euro) millions                              1999       1998       1999       1998
-------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                      36         49          4          4
Interest cost                                    142        146         26         25
Expected return on plan assets                  (129)      (117)        --         --
Amortization of prior service cost                 9         11         --         --
Recognized actuarial loss                         10          3          1         --
Amortization of the unamortized obligation        (2)        (2)        --         --
Curtailment loss (gain)                            5         15         (3)        --
Settlement loss                                   --         24         --         --
-------------------------------------------------------------------------------------
Net periodic benefit cost                         71        129         28         29
-------------------------------------------------------------------------------------

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were (euro)1,983 million, (euro)1,901 million, and
(euro)1,585 million as of December 31, 1999, and (euro)1,971 million,
(euro)1,790 million, and (euro)1,453 million, respectively, as of December 31, 1998.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                            One Percent   One Percent
in (euro) millions                                             Increase      Decrease
-------------------------------------------------------------------------------------
Effect on total of service and interest cost components               2           (1)
Effect on postretirement obligation                                  20          (19)
-------------------------------------------------------------------------------------

      The following table represents other postretirement liabilities and similar obligations:

                                                            One Percent   One Percent
in (euro) millions                                                 1999          1998
-------------------------------------------------------------------------------------
Other obligations
Long-term disability                                                 77            69
Other                                                                29            21
-------------------------------------------------------------------------------------
                                                                    106            90
-------------------------------------------------------------------------------------

19. Shareholders' Equity

      Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Combined equity represented equity less accumulated other comprehensive loss items of the combined Businesses and the effects of transfers between Celanese and Hoechst which do not give rise to normal receivables or payables intended to be settled between these two groups of companies. Considering the net income at the parent company level, management will be recommending a nominal dividend of
(euro)0.11 per share aggregating (euro)6 million at this year's annual shareholders' meeting to be held in May 2000. (See Note 4)

20. Stock-based Compensation

      In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, it became necessary to modify the terms and conditions of these compensation programs to take into account the changed circumstances.

      During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights ("Rights"). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was (euro)37.73. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares is at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of (euro)37.73 per Hoechst share has been converted to (euro)45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 101,372 Rights remain outstanding as of December 31, 1999. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. In 1999, Celanese recognized expense of
(euro)1 million for the 1997 Hoechst SAR Plan. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

      During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 97,600 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of these options was
(euro)34.88. Options remaining unexercised as of September 30, 2003 will be forfeited as of that date. In 1999, Celanese recognized expense of (euro)0.6 million for the 1998 Hoechst Option Plan.

      Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan or convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted to (euro)42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of options were eliminated. As of December 31, 1999, 45,354 Aventis options remain outstanding. As a result of elections by Celanese employees, the number of shares under option were converted to 36,750 Celanese Rights, all of which remain outstanding as of December 31, 1999. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at (euro)15.30.

      Celanese has adopted the disclosure-only provisions of SFAS No. 123 and applies APB Opinion No. 25 and related interpretations in accounting for options granted to employees. The weighted average per share fair value of the options referred to above was (euro)20.11 on the date of grant using the Black Scholes option-pricing model with the following assumptions: dividend yield of 3 percent, risk-free interest rate of 4.75 percent, a life of 3 years and volatility of 36 percent. Had Celanese determined the compensation cost based on the fair value at the grant date for these options under SFAS No. 123, Celanese's net loss would have been as follows:

in (euro) millions                                                 1999          1998
-------------------------------------------------------------------------------------
Net loss-as reported                                              (207)          (44)
Net loss-Proforma                                                 (208)          (46)
Net loss per basic and dilutive share - as reported              (3.70)        (0.79)
Net loss per basic and dilutive share - Proforma                 (3.72)        (0.82)
-------------------------------------------------------------------------------------

   During 1999, Celanese adopted the Equity Participation Plan (the "EPP") and the Long-Term Incentive Plan (the "LTIP"). The EPP covers the Board of Management and executives of Celanese. The participants in the EPP must purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the EPP are based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 millions Rights to the EPP participants, all of which remain outstanding at December 31, 1999. Rights remaining un exercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37. Celanese recognized expense of (euro)0.4 million for the EPP during 1999.

      The LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the LTIP, all of which remain outstanding at December 31, 1999. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37. In 1999, Celanese recognized expense of (euro)0.4 million for the LTIP.

21. Leases

      Total minimum rent charged to operations under all operating leases was
(euro)67 million and (euro)58 million in 1999 and 1998, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 1999 are as follows:

in (euro) millions                                      Capital     Operating
-----------------------------------------------------------------------------
2000                                                          4            68
2001                                                          3            56
2002                                                          3            53
2003                                                          3            51
2004                                                          3            50
Later years                                                  13           150
Sublease income                                              --           (10)
-----------------------------------------------------------------------------
Minimum lease commitments                                    29           418
Less amounts representing interest                            7       -------
---------------------------------------------------------------

Present value of net minimum lease obligations               22
-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

      Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

22. Financial Instruments

      In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate or currency exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

      Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese's derivative policy provides the ability to lock in borrowing rates and promotes the achievement of a desired level of fixed/floating rate mix. Celanese had open interest rate swaps with a notional amount of (euro)319 million and (euro)936 million at December 31, 1999 and 1998, respectively. Celanese's credit risk exposure related to counterparty default on instruments is not material. Celanese recognized total interest expense associated with its interest rate swaps of (euro)8 million in 1999 and (euro)5 million in 1998.

      For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component, for the periods presented in the accompanying Consolidated Financial Statements. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a mark ed to market adjustment of (euro)1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps that previously hedged the Hoechst related debt, which resulted in a (euro)1 million charge to the consolidated statements of operations in 1999.

      During the second half of 1999, Celanese tendered a portion of its variable rate debt portfolio. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense on the consolidated statements of operations in 1999.

Foreign Exchange Risk Management

   As a result of the introduction of the euro, outstanding currency derivatives between currencies of the countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

      Certain Celanese entities have receivables and payables denominated in currencies other than the respective functional currencies of Celanese, which create foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated mainly for booked exposure. In some cases, anticipated exposure is hedged as well. Contracts totaling approximately (euro)688 million at December 31, 1999, are predominantly in U.S. dollars and British pounds. Contracts totaling approximately (euro)273 million at December 31, 1998 were in various currencies.

Fair Value of Financial Instruments

      Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 1999 and 1998. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                            1999                     1998
                                                   Carrying        Fair     Carrying        Fair
in (euro) millions                                   Amount       Value       Amount       Value
------------------------------------------------------------------------------------------------
Other assets - investments                              268         268          272         272
Long-term debt                                          519         503        1,079       1,193
Debt-related derivative instruments                      --          17           --         (27)
Foreign exchange-related derivative instruments          --          (8)          --           4
------------------------------------------------------------------------------------------------

      At December 31, 1999 and 1998, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the table.

      Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

      The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 1999, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Equity Risk Management

      As of December 31, 1999, Celanese had purchased 1.2 million call options to offset its exposure of the LTIP and EPP. These options have a maturity of six months, a strike price of (euro)16.3705 per share and an average premium of
(euro)3.16 per share so that the total premium paid through December 31, 1999 amounted to (euro)3.8 million. The market value of these options is (euro)3.8 million. As the options allow settlement in either cash or stock, at the choice of Celanese, (euro)3.8 million was recorded as a credit to additional paid in capital.

23. Commitments and Contingencies

      Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note
24)

Plumbing Actions

      CNA Holdings, Inc. ("CNA Holdings"), formerly known as HNA Holdings, Inc. and Hoechst Celanese Corporation, is a U.S. subsidiary of Celanese and currently serves as the North American holding company, for Celanese's businesses including the U.S. business now conducted by Ticona. CNA Holdings along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont") among others have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

      CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages, and, in certain cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified. The putative class actions are pending in the Ninth Judicial Circuit Court of Common Pleas of South Ca rolina, Charleston County, the Territorial Court of the Virgin Islands, St. Croix Division, the Supreme Court of British Columbia, Canada, Superior Court, Province of Quebec, Canada, the Ontario Canada Court, General division and the U.S. District Court for the eastern district of Texas, Texarkana Division.

      A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County. A putative class action (of insurance companies with respect to subrogation claims), as well as an individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims), are pending in the United States District Court for the District of New Jersey and in the Superior Court of New Jersey, Camden. Celanese's appeal to deny a certification in a putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County that had been certified on behalf of homeowners who claim to have opted out of the national settlement described below, was granted in February 2000. An appeal from the order certifying that action is pending.

      In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S. $950 million ((euro)944 million). There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. The allocation of certain payments already made to the claimants and certain future payments was subject to a binding arbitration between CNA Holdings and Shell, which was completed in June 1999. During the fourth quarter of 1999, appeals from the arbitration decision were filed in the Supreme Court of the State of New York, New York County, and in the Superior Court of the District of Columbia. In February 2000, CNA Holdings and Shell reached an agreement which, among other things, resolved the appeals and other claims between the parties and pursuant to which Celanese paid an amount which was fully accrued for in prior periods.

      In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million ((euro)169 million). These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

to allocation in the above binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

      CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 1999, Celanese had accrued (euro)351 million for this matter, of which (euro)260 million is included in current liabilities. Management believes that the plumbing actions are provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge will not have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insur ance carriers. As of December 31, 1999, Celanese had recorded (euro)179 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Fugitive Emissions Standards

      In 1990, the United States Environmental Protection Agency ("EPA") issued a notice of violation alleging that CNA Holdings' Rock Hill, South Carolina plant, located in the U.S., was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three U.S. facilities that used benzene.

      In 1992, 1993 and 1995, the U.S. Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties of up to U.S. $25,000 per day. The Virginia and Texas cases were, for most of the time, stayed by consent of the parties while the South Carolina case was litigated through denial of a petition for certiorari to the U.S. Supreme Court. The appellate court in that case upheld the EPA's interpretation of the standard but affirmed that CNA Holdings did not have notice of that interpretation prior to August 1989; thus no penalties could be assessed prior to that date. The appellate court remanded the case to the district court for a determination of what penalty, if any, should be assessed for the period from August 1989, when CNA Holdings received actual notice of the EPA's interpretation, through the plant's achievement of compliance in September 1991. The parties have agreed to nonbinding mediation to aid settlement negotiations before resuming litigation in the district court and are currently discussing the timetable for this nonbinding mediation. Management believes a material loss from this matter is remote.

Generic Pharmaceutical Litigation

      In September 1998, Great Neck Capital Appreciation Partnership filed a complaint derivatively on behalf of the directors of Copley Pharmaceuticals Inc. ("Copley"), a former subsidiary of Celanese Americas Corporation, formerly known as Hoechst Corporation, in a Massachusetts Superior Court against six of Copley's directors which was thereafter amended to add Celanese Americas as a defendant. The amended complaint alleged that Celanese Americas used Copley for its own benefit, injured Copley's ability to compete and compromised the independence of Copley's independent directors. The complaint also alleged that the six directors allowed Celanese Americas to use Copley and otherwise breached their fiduciary duties to Copley. In 1999, the parties filed a joint motion to dismiss the case, and in February 2000, a final judgement dismissing the case was entered with no cost or damages being awarded to the plaintiffs.

Antitrust

      In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst (euro)31 million (U.S. $36 million). Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement. In addition, during 1999, fifteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in Federal and various state courts. These actions are in the early stages of litigation. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including new claims filed and the penalty related to the U.S. criminal case imposed in June 1999, Celanese has accrued liabilities of (euro)90 million at December 31, 1999 for the estimated loss relative to this matter including potential risks in other jurisdictions. Of this accrued amount, Celanese recorded (euro)75 million during 1999. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

financial statements) as of December 31, 1999 is between (euro)0 and (euro)65 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve recognized during 1999 and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position.

Other Matters

      In 1998, Celanese received a substantial settlement in connection with a patent infringement lawsuit. This is included as a component of selling, general and administrative expenses.

      In December 1999, Celanese has signed a letter of intent to acquire Axiva GmbH from Aventis Research and Technologies GmbH & Co. KG, a subsidiary of Hoechst, during the second quarter of 2000. The estimated purchase price is expected to be less than (euro)40 million.

      In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 1999, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 1999, there were outstanding commitments relating to capital projects of approximately
(euro)57 million.

24. Environmental

      General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

      Hoechst Liabilities - As part of the demerger, Celanese will indemnify Hoechst for the first (euro)250 million of future environmental liabilities arising from certain previously divested Hoechst entities of which the Company has reserved approximately ((euro)150 million) that is included as a component of the total environmental reserves discussed below. If such future liabilities exceed (euro)250 million, Hoechst will bear such excess up to an additional (euro)500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

      U.S. Superfund Sites - In the United States, Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive and Liability Act ("Superfund") and related state laws for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceeds is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 1999 and 1998, Celanese had provisions totaling (euro)16 million and (euro)17 million, respectively, for U.S. Superfund sites and utilized (euro)1 and (euro)5 million million of these reserves in December 1999 and 1998, respectively. There were no additional provisions recorded during 1999 or 1998.

      As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

      German InfraServs - Celanese has manufacturing operations at five locations in Germany: Oberhausen, Hoechst, Wiesbaden, Kelsterbach and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

      InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

respective operating companies, as part of the carving out of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability which cannot be attributed to an InfraServ partner is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about (euro)262 million as of December 31, 1999, of which (euro)55 million has been included in the consolidated reserves for environmental liabilities of Celanese. The provision of (euro)55 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG. Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 1999, no additional charges are expected. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs.

      The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 1999:

Company                                                Ownership %        Liability %
-------------------------------------------------------------------------------------
InfraServ GmbH & Co. Gendorf KG                              39.0%              10.0%
InfraServ GmbH & Co. Oberhausen KG                           84.0%              75.0%
InfraServ GmbH & Co. Knapsack KG*                            42.0%              47.0%
InfraServ GmbH & Co. Deponie Knapsack KG                    100.0%             100.0%
InfraServ GmbH & Co. Kelsterbach KG                         100.0%             100.0%
InfraServ GmbH & Co. Hoechst KG                              27.2%              33.0%
InfraServ GmbH & Co. Muenchmunster KG                        49.0%              49.0%
InfraServ GmbH & Co. Wiesbaden KG                            18.9%              10.0%
InfraServ Verwaltungs GmbH                                  100.0%                 --
-------------------------------------------------------------------------------------

* Includes the 15 percent interest owned by Vintron which is shown as discontinued operations.

      Celanese also has obligations related to previously divested entities, including the Hoechst related liabilities discussed above, and has provided for such obligations, when the event of loss is probable and reasonably estimable. (See Note 4)

      In 1999 and 1998, the total environmental costs charged to operations for remediation efforts amounted to (euro)77 million and (euro)94 million, respectively. The (euro)94 million recorded in 1998 is net of (euro)56 million, as a result of discounting future outlays for certain fixed period remediation projects using a 6 percent discount rate. Celanese recognized (euro)3 million of accretion in 1999, related to the discounted liability. Celanese has no other discounted environmental reserves.

      Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year.

25. Special Charges

      Special charges on the accompanying consolidated statements of operations in clude provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the 1999 and 1998 restructuring charges were as follows:

                                                        Employee  Plant/Office
in (euro) millions                          Termination Benefits      Closures      Total
-----------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1997                    10            33         43
Restructuring expense recorded in 1998                        34            39         73
Other additions                                               12            --         12
Cash and noncash uses during 1998                            (27)          (42)       (69)
Currency translation adjustments during 1998                  (3)           --         (3)
-----------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1998                    26            30         56
Restructuring expense recorded in 1999                       116           102        218
Other additions                                                2            --          2
Cash and noncash uses during 1999                            (44)          (49)       (93)
Currency translation adjustments during 1999                   8             4         12
-----------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1999                   108            87        195
-----------------------------------------------------------------------------------------

      Included in the above restructuring reserves of (euro)195 million and
(euro)56 million at December 31, 1999 and December 31, 1998, respectively, are
(euro)7 million and (euro)10 million of long-term reserves included in other liabilities at December 31, 1999 and December 31, 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

      In 1999, Celanese recorded special charges totaling (euro)559 million, of which (euro)218 million was recorded as an addition to the restructuring reserve. The increase to the re structuring reserve pertained primarily to employee termination severance costs of (euro)116 million. The (euro)116 million was comprised mainly of (euro)15 million for the re structuring of Mexican production facilities, (euro)23 million related to the Ticona business, (euro)13 million was due to the restructuring of Canadian production facilities, (euro)22 million pertained to the Acetate business in both the U.S. and Europe, (euro)15 million for both U.S. and European chemical businesses, (euro)10 million for the shutdown of an oriented polypropylene ("OPP") production line at a European chemical plant, and (euro)5 million resulted from Hoechst's reorientation of basic research. In addition, (euro)12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

      In 1999, Celanese also recognized (euro)102 million of restructuring costs for plant and office closures, of which (euro)29 million related to 3 facilities in Mexico, (euro)30 million pertained to closure costs associated with administrative facilities in the U. S. and Canada, (euro)15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and (euro)12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, (euro)16 million was recorded for fixed asset im pairments and closure costs associated with the shutdown of an acetate facility in Canada.

      Special charges of (euro)341 million in 1999 pertained primarily to the recognition of a (euro)128 million charge as a result of the plumbing cases (See
Note 23), (euro)75 million related to the antitrust actions related to the sorbates industry (See Note 23), (euro)56 million for fixed asset impairments which related primarily to the Acetate and Chemical Intermediates businesses,
(euro)28 million for costs associated with the demerger, (euro)52 million for costs associated with previously divested Hoechst entities of which (euro)40 million related to environmental.

      In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, of which 200 positions had been eliminated as of December 31, 1999. At December 31, 1999, the remaining employee termination benefits reserve of (euro)108 million pertained primarily to employee severance payments related to (euro)13 million for the restructuring of Mexican production facilities, (euro)21 million related to the Ticona busi ness, (euro)12 million was due to the restructuring of Canadian production facilities, (euro)18 million pertained to the Acetate business in both the U.S. and Europe, (euro)16 million for both U.S. and European chemical businesses, (euro)9 million for the shutdown of an OPP production line in Europe, and (euro)3 million resulted from Hoechst's reorientation of basic research. In addition, (euro)16 million was due to the closure of administrative facilities in the U.S., Canada, and Mexico.

      The remaining plant/office closures reserve of (euro)87 million at December 31, 1999 pertained primarily to a reserve for (euro)9 million related to 3 facilities in Mexico, (euro)48 million related to the closure of administrative facilities in the U.S. and Canada, (euro)12 million for the shutdown of an acetaldehyde unit in Europe, (euro)2 million for the shutdown of an OPP production line at a European plant and (euro)8 million for the shutdown of an acetate facility in Canada. In addition, (euro)8 million related to estimated contractual losses on a long-term service agreement associated with the 1998 shutdown of an acetic acid unit in Europe.

      In 1998, Celanese recorded special charges totaling (euro)100 million, of which (euro)73 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve of (euro)73 million pertained primarily to employee termination severance costs of (euro)34 million, of which
(euro)33 million related to downsizing in the businesses. The (euro)33 million was comprised of (euro)21 million resulting from Hoechst's reorientation of basic research, (euro)6 million associated with two U.S. acetate facilities,
(euro)5 million associated with the U.S. corporate headquarters and (euro)2 million related to two European plant facilities. Additionally, Celanese recognized (euro)39 million of restructuring costs for plant and office closures, of which (euro)24 million pertained to the estimated loss on the lease and asset impairments related to the U.S. corporate headquarters, (euro)9 million of estimated contractual losses on a service agreement associated with the shutdown of an acetic acid unit in Europe, (euro)4 million for the closure of a European chlorine plant and (euro)2 million for the impairment of fixed assets associated with the shutdown of an OPP production line at a European plant. The remaining special charge in 1998 of (euro)27 million pertained to the Nutrinova antitrust actions. (See Note 23)

      Additionally, in 1998 Celanese recorded other additions of (euro)12 million associated with Hoechst's exchange of substantially all of its polyester fiber and bottle resins busi ness in the U.S., Europe and Mexico for the 49 percent minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. As a result of this transaction, Celanese is responsible for the payment of severance and other benefits associated with the elimination of polyester fiber and bottle resin business employees. This transaction was reflected as a capital contribution in 1998. (See Note 4)

      In 1998 and 1997, employee termination benefits primarily represented severance and other benefits associated with the elimination of approximately 675 positions worldwide, of which approximately 625 positions had been eliminated as of December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

26. Business and Geographical Segments

      Effective January 1, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Information with respect to Celanese's in dustry segments follows:

Business Segments

      Acetyl Products, the methyls, acetyls and acetyl derivatives segment, primarily produces and supplies methanol, formaldehyde, polyols, acetic acid, vinyl acetate monomer, acetic anhydride and acetate esters;

      Chemical Intermediates, the acrylates, oxo products and specialties segment, produces and supplies acrylic acid, acrylates, amines, carboxylic acids and oxo alcohols;

      Acetate Products produces and supplies cellulose acetate filament and staple, acetate filter products and advanced fiber material;

      Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers products; and

      Performance Products includes Trespaphan, the oriented polypropylene film business and Nutrinova, the high intensity sweetener and food protection ingredients business.

      The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 1. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization (EBITDA), excluding special charges, EBITDA is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

      Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                               Chemical                               Perfor-
                                    Acetyl       Inter-      Acetate                   mance-        Total       Recon-    Consoli-
in (euro) millions                Products     mediates     Products      Ticona     Products     Segments    ciliation       dated
-----------------------------------------------------------------------------------------------------------------------------------
1999:
Sales to external customers          1,487          847          739         788          397        4,258           60       4,318
Inter-segment revenues                  74           37           --          --           --          111         (111)         --
Operating (loss)                       (65)         (47)         (46)        (96)         (93)        (347)        (174)       (521)
EBITDA excluding special charges        89           84           95         123           42          433          (56)        377
Depreciation and Amortization          101           74           60          65           36          336            3         339
Capital expenditures                   127           46           30          40           12          255            7         262
Special charges                         53           57           81         154           99          444          115         559
Total assets                         1,805        1,221          916       1,493          518        5,953        1,574       7,527
-----------------------------------------------------------------------------------------------------------------------------------

1998:
Sales to externalCustomers           1,438          850          839         750          407        4,284           60       4,344
Inter-segment revenues                  80           70           --          --           --          150         (150)         --
Operating profit (loss)                152           54           94          53          (12)         341         (173)        168
EBITDA excluding special charges       246          111          154         115           52          678          (98)        580
Depreciation and Amortization           85           56           54          62           34          291           21         312
Capital expenditures                    70           97           69          66           35          337            8         345
Special charges                          9            1            6          --           30           46           54         100
Total assets                         1,541        1,070          808       1,352          406        5,177        2,181       7,358
-----------------------------------------------------------------------------------------------------------------------------------

      The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales and net receivables and payables, (c) assets and liabilities not allocated to a segment, (d) corporate center costs for support services such as legal, accounting and treasury functions and (e) net assets (liabilities) of discontinued operations. Additionally, Celanese recognized special charges in 1999 and 1998 related to restructuring costs, write-off of fixed assets, shutdown of a facility, and impairment of goodwill. (See Note 25) Other operating entities consist primarily of companies which provide infrastructure and procurement services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]


      The following table presents financial information based on the geographic location of the manufacturing facilities of Celanese:

                                   North     Thereof    Thereof     Thereof                Thereof              Rest of    Consoli-
in (euro) millions               America         USA     Canada      Mexico     Europe     Germany      Asia      World       dated
-----------------------------------------------------------------------------------------------------------------------------------
1999:
Total assets                       5,394       4,042        335       1,017      1,611       1,265       259        263       7,527
Long-lived assets                  1,349       1,031         86         232        362         297       212          9       1,932
Operating profit (loss)             (117)        (32)       (29)        (56)      (411)       (353)        5          2        (521)
Net sales                          2,572       2,189        127         256      1,593       1,183       103         50       4,318
Depreciation and amortization        246         174         14          58         82          69        10          1         339
Capital expenditures                  98          82          4          12         66          52        98         --         262
-----------------------------------------------------------------------------------------------------------------------------------

1998:
Total assets                       4,945       3,656        328         961      2,074       1,794       131        208       7,358
Long-lived assets                  1,150         964         63         123        415         347       101         11       1,677
Operating profit (loss)              246         114         77          55        (80)        (81)        4         (2)        168
Net sales                          2,573       2,137        179         257      1,618       1,063        91         62       4,344
Depreciation and amortization        221         193         11          17         79          64        10          2         312
Capital expenditures                 231         179         12          40         96          78        16          2         345
-----------------------------------------------------------------------------------------------------------------------------------

27. Information Relating to the Board of Management and Supervisory Board of Celanese AG

in (euro) millions                                                     1999
---------------------------------------------------------------------------
Supervisory Board compensation                                          0.3
Board of Management compensation                                       10.0
Pensions for former members of the Board of
   Management or their surviving dependents                              --
Pension provisions for former members of the Board
   of Management or their surviving dependents                           --
---------------------------------------------------------------------------

28. Framework for Accounting Policies in Accordance with U.S. GAAP and Explanation of Major Differences

Compared with German Accounting Policies

      The 1999 consolidated Financial Statements for Celanese have been prepared in accordance with United States Generally Accepted Accounting Principles or U.S. GAAP. The financial statements meet the requirements of German law as set out in ss. 292a HGB for an exemption of preparing the financial statements in accordance with German GAAP. The consolidated financial statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) are compatible with the European accounting directives.

      The accounting policies of entities in accordance with U.S. GAAP are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

      Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits whilst bearing in mind the need for protection of creditors.

      As a rule, accounting policies in accordance with U.S. GAAP have a lower level of prudence than German accounting policies, which leads to the following major differences:

o economic substance has precedence over legal form.

      The principle of substance over form has a stronger influence in accounting policies in accordance with U.S. GAAP than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form.

o the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;

o the acquisition cost and realisation principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;

o minimization of possibilities of setting up and releasing hidden reserves;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [GRAPHIC OMITTED]

Consolidated financial statements in accordance with U.S. GAAP consist of the following:

o consolidated balance sheet,
o consolidated statement of income,
o consolidated changes of shareholders' equity
o consolidated statement of cash flows,
o notes to the consolidated financial statements

      There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and statement of income. The balance sheet is set out in order of liquidity. The format of the consolidated statement of income is the cost of sales classification method.

      The notes to the consolidated financial statements include all disclosures required as set out in article 266 and article 275 HGB. Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity. The consolidated statement of income concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share. Description of major differences in accounting policies compared with German accounting policies

General comments

      The consolidation is presented on a basis as if Celanese has been a legal group during all periods presented.

      The major differences in accounting policies in accordance with U.S. GAAP compared with German accounting policies in the consolidated financial statements of Celanese AG are as follows:

(1) Discontinued operations

Assets and liabilities of discontinued operations are shown net in the balance sheet. Losses from discontinued operations, net of taxes are shown below operating results in the statement of income.

(2) Impairment of assets

The recoverability of the carrying amount of long lived assets is assessed by comparison of the carrying amount of the asset to future net undiscounted cash flows generated by such assets. This fair value is the basis for potential impairment write-offs.

(3) Unrealized profits included in the statement of income, which is a breach of the realization principle as understood in Germany Although the realization principle is a specific part of U.S. GAAP, in contrast to German accounting policies "unrealized" profits must be included in the statement of income in certain specific cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:

o foreign currency receivables and liabilities;
o derivative financial instruments to the extent they do not represent a hedge;
o short-term securities.

(4) Deferred taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carry forwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

(5) Definition of "production costs"

U.S. GAAP requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with a proportion of depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs.

(6) Pension provisions

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (para 6a Income Tax Act) is not permitted.

      Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6 percent used for tax purposes in Germany (article 6a EStG). Pension provisions are to be calculated for beneficiaries immediately they become scheme members (not only as from their 30th. birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

      Overall, the U.S. GAAP calculation methods lead to a higher pension provision than using the German entry-age-normal method.

(7) Other provisions and accruals

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

(8) Accounting for leases

In contrast to the use of German tax-based leasing provisions, U.S. GAAP requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. U.S. GAAP requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

REPORT OF THE SUPERVISORY BOARD [GRAPHIC OMITTED]

Dear Shareholder,

      Celanese AG came into being in 1999. The demerger of the industrial chemicals of Hoechst AG - Celanese Chemicals & Acetate, Ticona, Nutrinova and Trespaphan - into Celanese AG on October 22, 1999, and the listing of the new company on the New York and Frankfurt stock exchanges on October 25, 1999, were the key milestones last year.

      Prior to the actual demerger of the industrial chemicals of Hoechst AG to Celanese AG, which until October 22, 1999, was known as Diogenes Erste Vermogensverwaltungs AG, the Supervisory Board was constituted at its meeting on September 1, 1999 and elected Mr. Gunter Metz as Chairman. The Supervisory Board additionally formed at this inaugural meeting a Personnel and Compensation Committee, a Financial and Audit Committee and a Strategy Committee. The Supervisory Board appointed Mr. Claudio Sonder Chairman of the Board of Management with effect from September 1, 1999 through October 22, 2002. Messrs. Edward Munoz, Perry W. Premdas, Ernst Schadow and Knut Zeptner were appointed members of the Board of Management with effect from September 1, 1999 through October 22, 2002.

      Messrs. Khaled S. Buhamrah, Alan R. Hirsig, Joannes C.M. Hovers, Gunter Metz, Alfons Titzrath and Kendrick R. Wilson were elected to the Supervisory Board by a resolution of the General Meeting of Diogenes Erste Vermogensverwaltungs AG on July 29, 1999.Ms. Ute Sturm and Messrs. Hanswilhelm Bach, Gerd Decker, Reiner Nause, Ralf Sikorski and Werner Zwoboda were appointed by the court as employees' representatives on the Supervisory Board with effect from October 22, 1999, the date of demerger. At its meeting on December 14, 1999, the Supervisory Board elected Mr. Reiner Nause Deputy Chairman. In addition, the Supervisory Board, pursuant to Article 27 para 3 of the German Co-Determination Act, set up a Mediating Committee.

      The Board of Management and other managers took important steps in the year under review to focus the business portfolio consistently and rapidly on the core activities and thus to open up new perspectives and the way to growth, innovation and higher profitability. With the goal being to restructure the business portfolio, the Board of Management first of all undertook the necessary divestments: the sale of the 51 percent shareholding in the generics producer Copley which was transferred as part of the demerger to Celanese AG, the sale of the 50 percent holding in Targor, the polypropylene joint venture with BASF, the sale of the 46 percent holding in Dyneon, the fluoropolymer joint venture with 3 M, the sale of the membrane business Celgard in the United States and Japan, the sale of the phosphorus chemical business Thermphos and the sale of the polyester bottle chip plant in Millhaven, Canada. The gaining of full ownership of Celanese Canada through an offer to minority shareholders and the acquisition of Korean Engineering Plastics Corp. by Ticona mark at the same time important steps in an active growth strategy in the company's core businesses that will continue.

      The strategy of Celanese AG, its consistent implementation and further development were also key issues in discussions between the Board of Management and the Supervisory Board, as were the individual transactions. Other important issues were the planned investments, divestments, operating and strategic planning, implementation of a corporate governance system in line with international best practice (including an efficient risk management system), the introduction of a demanding overall compensation system and Group-wide management development, as well as Y2K preparations at Celanese AG.

      In addition, the Board of Management informed the Supervisory Board in detail at its meetings on September 1, 1999, December 14, 1999, and March 15, 2000, as well as during the current reporting, about the company's business developments and situation. The Chairman of the Supervisory Board was kept updated in regular, individual talks with the Board of Management; he was in constant contact especially with the Chairman of the Board of Management. The Supervisory Board performed the tasks incumbent upon it according to the law and the Articles of Association, namely, as supervisor of, and advisor to, the Board of Management in its conduct of business. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions in respect of the affiliates of Celanese AG and their executive bodies.

      The approvals required from the Supervisory Board in respect of certain business decisions of the Board of Management and in compliance with the rules of procedure were granted in each case unanimously by the Supervisory Board. In its decision making it took into account not only business and strategic considerations but also important social aspects.

      At its meeting on December 13, 1999, the Strategy Committee considered in particular the strategic planning of the Chemicals & Acetate and Ticona business segments. Other issues for the Strategy Committee were technology focuses, the further development of environmental protection and safety as well as efficient management development in the Group in line with the needs of a global company.

      At its meeting on December 13, 1999, the Financial and Audit Committee considered the business developments in 1999 and the outlook for the year 2000. As part of the reporting on the financial situation of the company, capital market themes and the Y2K issue were also discussed. An overview of the 1999 external auditing program and the auditing program of the Corporate Auditing for 1999 and 2000 took place in the presence of the auditor. One reason for the overview and discussion was the planned share buy-back program in the year 2000.

REPORT OF THE SUPERVISORY BOARD [GRAPHIC OMITTED]

      The Personnel and Compensation Committee sat twice in the year under review.

      The 1999 annual Financial Statements of Celanese AG and the management's discussion & analysis were produced in accordance with the German Commercial Code and the German Stock Corporation Law and audited by the KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, which issued an unqualified opinion. This also applies to the Group Financial Statements based on U.S. GAAP. The annual Financial Statements of Celanese AG and the Group Financial Statements were drawn up in Euro. The Group Financial Statements were supplemented by a Group management report and further explanations pursuant to Article 292 a of the German Commercial Code. The existing U.S. GAAP Group Financial Statement provides an exemption under Article 292 a of the German Commercial Code from the obligation to draw up a Group Financial Statement according to German law.

      All financial report documents and the appropriation of earnings proposed by the Board of Management as well as the auditor's reports were available to the Supervisory Board on time. They were checked by the Financial and Audit Committee and the Su-pervisory Board; for this reason the auditors attended the meeting of the Financial and Audit Committee. The Supervisory Board concurred with the results of the auditing by the auditors and concluded from its own examination that no objections should be raised. At its meeting on March 15, 2000, the Supervisory Board noted the Group financial statements for 1999, approved the annual financial statements for 1999 of Celanese AG and also approved the appropriation of earnings proposed by the Board of Management.

      Pursuant to Article 312 of the German Stock Corporation Act, the Board of Management produced a report on relations with affiliated companies (dependence report) because Celanese AG in the financial year 1999 was a dependent company of Hoechst AG until October 22, 1999. The legally required key statement is given in the management's discussion & analysis.

      The dependence report was audited by the KPMG Deutsche
Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, which issued the following unqualified opinion:

"Following our dutiful audit and evaluation we confirm that

1. the actual details in the Report are correct,

2. with the legal transactions indicated in the Report the consideration given by the company was not inappropriately high."

      The Financial and Audit Committee and the Supervisory Board checked the dependence report and saw no reason for objection. The dependence report and audit report were discussed by the Financial and Audit Committee and the Supervisory Board at their meetings on March 14 and 15, 2000. Following the final result of the review by the Supervisory Board, no objections to the statement of the Board of Management at the end of the dependence report are to be raised.

      The company management, staff and employees' representatives worked together in full awareness of their responsibilities and with high personal commitment in 1999 - initially as part of the Hoechst Group and as of October 22, 1999, at Celanese AG. The Supervisory Board recognizes this fact and wishes to thank them.


Frankfurt am Main, March 2000

The Supervisory Board


/s/ Guenter Metz

Guenter Metz

THE SUPERVISORY BOARD [GRAPHIC OMITTED]

The Supervisory Board
(as of December 31, 1999)

Dr. Guenter Metz
(since September 1, 1999)
Chairman, Former Deputy Chairman of the
Board of Management of Hoechst AG (1), (2), (3), (4)
Member of the Supervisory Board:
Aventis S.A., Hoechst AG, Schenker AG, Walter
Bau AG, Zurich Agrippina AG

Reiner Nause
(since October 22, 1999)
Deputy Chairman, Technician, Chairman of the
Central Workers' Council of
Celanese Chemicals
Europe GmbH, Chairman of the Group Workers'
Council of Celanese AG (1), (2), (4)

Dr. Hanswilhelm Bach
(since October 22, 1999)
Graduate chemist, Chairman of the Senior
Executives' Committee of Celanese Chemicals
Europe GmbH, Ruhrchemie site, Chairman of the
Group Senior Executives' Committee of Celanese AG (3)

Khaled Saleh Buhamrah
(since September 1, 1999)
Chairman and Managing Director of
Petrochemical Industries Co., Kuwait (4)
Member of the Board of Directors
of Kuwait Petroleum Corporation

Gerd Decker
(since October 22, 1999)
Electrician, Chairman of the Workers' Council of
Trespaphan GmbH, member of the Group Workers'
Council of Celanese AG (3)

Alan R. Hirsig
(since September 1, 1999)
Former Chief Executive Officer
of ARCO Chemical Company, USA (2), (4)
Member of the Board of Directors of Hercules Inc.,
Checkpoint Systems Inc. and
Philadelphia Suburban Corporation

Dr. Joannes C. M. Hovers
(since September 1, 1999)
Former Chief Executive Officer of Oce N.V.,
Netherlands (1), (4)
Member of the Supervisory Board:
Ericsson Telecommunicatie B.V.,
De Nederlandsche Bank N.V., Hoechst AG,
Koninklijke Grolsch N.V., Mignoz en De Block N.V.,
Randstad Holding N.V.

Ralf Sikorski
(since October 22, 1999)
Labor union secretary,
Deputy Regional Head of the IG BCE in
Hesse (4)

Ute Sturm
(since October 22, 1999)
Office worker, representative of the DAG
(German white-collar workers' union),
Deputy Chairman of the Workers' Council of
Celanese Chemicals Europe GmbH, Frankfurt site (1)

Dr. Alfons Titzrath
(since September 1, 1999)
Chairman of the Supervisory Board
of Dresdner Bank AG (3)
Member of the Supervisory Board:
Allianz AG (Deputy Chairman), Hoechst AG,
Muenchener Rueckversicherungs-Gesellschaft AG,
RWE Aktiengesellschaft, VAW aluminium AG

Kendrick R. Wilson III
(since September 1, 1999)
Managing Director
of Goldman Sachs & Co., USA (3)
Member of the Board of Directors of Bank United Corp.,
Anthracite Capital Corp. LLC and
American Marine Holdings Corp.

Werner Zwoboda
(since October 22, 1999)
Mechanic, Chairman of the Central Workers'
Council of Ticona GmbH, member of the
Group Workers' Council of Celanese AG (4)

Status December 31, 1999

(1) Committee in accordance with Art. 27 MitbestG (German Co-Determination Act),
(2) Personnel and Compensation Committee,
(3) Financial and Audit Committee,
(4) Strategy Committee

Dr. Dirk Oldenburg
(until August 31, 1999)
Chairman,
Former Chief Legal Officer of Hoechst AG

Dr. Guenther Falcke
(until August 31, 1999)
Deputy Chairman,
Former company lawyer of Hoechst AG

Dr. Joachim Kaffanke
(until August 31, 1999)
Former company lawyer of Hoechst AG

THE BOARD OF MANAGEMENT [GRAPHIC OMITTED]

Board of Management

Claudio Sonder
(since September 1, 1999)
Chairman
Member of the Supervisory Board of Dresdner
Bank Lateinamerika AG,
Member of the Board of Directors of Clariant AG

Edward Munoz
(since September 1, 1999)
Member of the Board of Directors
of Polyplastics Company Ltd.

Perry Premdas
(since September 1, 1999)

Ernst Schadow
(since September 1, 1999)
Member of the Supervisory Board of
Gerling-Konzern Allgemeine Versicherungs-AG and of the TUV Sueddeutschland Holding AG

Knut Zeptner
(since September 1, 1999)
Member of the Supervisory Board
of Klockner Pentaplast GmbH
Member of the Board of Directors
of the Chemical Manufacturers' Association and of Messer Griesheim Industries Inc.

Helmut Kloes
(until August 31, 1999)
Former Head of Corporate Accounting of Hoechst AG

FIVE-YEAR SUMMARY OF FINANCIAL DATA [GRAPHIC OMITTED]

in (euro) millions, except net income per ordinary share,          1999           1998           1997           1996            1995
  percentages and number of employees                         (audited)      (audited)      (audited)    (unaudited)     (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data
   (for period):
Net sales                                                         4,318          4,344          4,951          4,325          4,395
Cost of sales                                                    (3,621)        (3,454)        (3,862)        (3,392)        (3,251)
Gross profit                                                        697            890          1,089            933          1,144
Selling, general and administrative
   Expenses                                                        (570)          (535)          (575)          (329)          (233)
Research and development expenses                                   (79)          (101)          (133)          (128)          (114)
Special charges                                                    (559)          (100)          (103)          (119)          (266)
Operating profit (loss)                                            (521)           168            267            347            587
Interest and other income, net (1)                                   71             75             83             93            109
Income tax benefit(expense)                                          83           (109)           (83)          (148)          (177)
Minority interests                                                    7            (40)           (63)           (61)           (88)
Earnings (loss) from continuing operations                         (502)           (56)            38             46            212
Earnings (loss) from discontinuing operations                       310             12              9           (128)          (210)
Net earnings (loss)                                                (207)           (44)            47            (82)             2
Basic net earnings (loss) per
   ordinary share                                                 (3.70)         (0.79)          0.84          (1.47)          0.04

Balance Sheet Data (end of period):
Total assets                                                      7,527          7,358          6,185          5,657          5,254
Debt                                                                948          1,479          1,888          1,903          1,844
Shareholders' equity                                              2,866          2,736          1,250          1,024            936

Other Data:
Operating margin (%)                                             (12.06)          3.87           5.39           8.02          13.36
Depreciation and amortization of
   tangible and intangible assets                                   339            312            290            195            256
Capital expenditures on tangible fixed Assets                       262            345            368            338            306
Number of employees on a continuing basis
   (end of period) in thousands                                    14.9           15.8           17.5           17.9           17.2
------------------------------------------------------------------------------------------------------------------------------------

(1) Interest and other income, net represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as defined in Celanese's Consolidated Financial Statements.

                                [PHOTO OMITTED]